
12025238

Financial Highlights

	OCTOBER 31, 2011	OCTOBER 31, 2010
(In thousands, except per share data)		
THE FISCAL YEAR		
Net sales	$ 1,978,085	$ 1,925,445
Net income (loss)	$ (127,077)	$ 134,820
Basic earnings (loss) per share	$ (5.74)	$ 6.07
Diluted earnings (loss) per share	$ (5.74)	$ 6.07
Dividends per share	$ 0.68	$ 0.62
AT FISCAL YEAR-END		
Working capital	$ 324,296	$ 238,166
Total assets	$ 948,521	$ 841,620
Long-term debt, less current maturities	$ 273,670	$ 62,075
Stockholders' equity	$ 506,900	$ 645,713


Net Sales
(millions)
2,000
1,500
1,000
500
07 08 09 10 11


Stockholders' Equity
(millions)
700
600
500
400
300
200
100
07 08 09 10 11


Pounds Processed
(millions)
3,000
2,500
2,000
1,500
1,000
500
07 08 09 10 11

Note: The forward looking statements warning that appears in our Annual Report on Form 10-K under Item 7, "Cautionary statements regarding risks and uncertainties that may affect future performance" also applies to forward looking statements made in this annual report.



Sanderson Farms, Inc. is engaged in the production, processing, marketing and distribution of fresh, frozen, further processed and partially cooked chicken. The Company sells its fresh chicken products primarily under the *Sanderson Farms*® brand name to retailers, distributors and casual dining operators located principally in the southeastern, northeastern and western United States. Through its foods division, the Company also sells, under the *Sanderson Farms*® name, further processed and partially cooked chicken to distributors and food service establishments.

The common shares of Sanderson Farms, Inc. are traded on the NASDAQ Global Select Market under the symbol SAFM.

Sanderson Farms®

Our operations performed well in our industry in terms of operating efficiencies as we processed a record 2.8 billion pounds of dressed poultry in fiscal 2011 compared with 2.6 billion pounds during fiscal 2010. However, market conditions were challenging as our average sales price for poultry products in fiscal 2011 was down over four percent, while our average cost per pound increased by over 20 percent compared with fiscal 2010. The increase in our production costs reflects the higher prices paid for corn and soybean meal, our primary feed ingredients. For the year, we paid over $335.8 million more for feed grain compared with fiscal 2010. Our feed costs per pound of chicken sold were higher by 10.6 cents, or 38.8 percent for the year.

Poultry market prices were mixed for the year as is typical for the cycles that characterize our industry. For the year, the Georgia Dock whole bird price was slightly higher, or about 0.73 percent, from the average price in fiscal 2010. The Georgia Dock price is a reliable indicator of the supply and demand dynamics for chicken products sold to retail grocery stores, and the higher Georgia Dock whole bird price reflects steady demand for our retail chill pack products during this fiscal year. On the other hand, food service demand has remained weak due to the drop in restaurant traffic and reduced demand for almost all protein consumed away from home. That weakness is reflected in boneless breast meat prices, which averaged 14.5 percent lower in fiscal 2011 when compared with fiscal 2010.

Jumbo wing prices averaged $0.87 per pound during fiscal 2011, down 31.6 percent from the average of $1.27 per pound for fiscal 2010. The average market price for bulk leg quarters increased approximately 19.2 percent for fiscal 2011. The relatively strong dark meat prices reflect improved export demand during the year. Historically, both China and Russia have been leading export customers for Sanderson Farms, but uncertainties have also surrounded both of these markets in fiscal 2011. In China, our products remain subject to punitive tariffs which have adversely affected our margins. Exports to Russia resumed in fiscal 2010 and have remained steady this past fiscal year. The Russian government's 2012 quotas for chicken should support dark meat prices through our next fiscal year. However, Russia has also become a less important export market as other countries, including Mexico and several nations in Africa, have been buying more U.S. poultry products. We believe it is favorable for us and for our industry to be less dependent on Russia for our dark meat products.


Received SEC
JAN 18 2012
Washington, DC 20549

Fiscal 2011 was highlighted by

a number of important accomplishments as well as considerable challenges for Sanderson Farms. While we continued to grow our business by opening our Kinston, North Carolina, complex, our profitability was affected by the global economic environment and difficult market conditions for our industry. Costs for our feed ingredients, which were already higher than historical averages in the previous year, accelerated through the year. In addition, consumers remained cautious in a still uncertain economy, which continues to negatively affect demand for our products sold to food service customers and restaurants. While we acknowledge these realities and understand the various cycles that characterize our industry, we have also continued to manage Sanderson Farms the same way - for the long term. Above all, we have continued to follow the same principles that have guided our Company for over 60 years.

Over the past year, we have relied on our operational efficiencies, our commitment to our customers, and our strong balance sheet to manage through challenging conditions and to continue our growth strategy. We believe we have made the right decisions under challenging conditions, and made the necessary investments to expand our production capacity and continue our pattern of steady growth. At the same time, we have remained diligent in our efforts to protect our environment and support the communities where we live and work. In spite of the challenges we faced, we continued to honor our commitments and moved forward in ways that we believe will create greater value for our shareholders.

Fiscal 2011 was highlighted by record annual sales of $1.978 billion, surpassing our previous record of $1.925 billion in annual sales for fiscal 2010. We sold 2.794 billion pounds of dressed poultry in fiscal 2011, another record, compared with 2.570 billion pounds in fiscal 2010. These results reflect the solid execution of our growth strategy to steadily increase our production capacity and expand our customer base. Consumer demand for chicken products at retail grocery stores was steady throughout the year and supported our sales growth. However, we continued to experience reduced demand from our food service customers, reflecting the considerable slowdown in restaurant traffic across the country.




HONORING OUR COMMITMENTS


Sanderson Farms

2011 Annual Report

a commitment to

the environment

where we operate

A Commitment to the Environment

Sanderson Farms has enjoyed a history of steady growth, product innovation and operational excellence through over 60 years in business. As an established leader in our industry, we are committed to managing our operations as efficiently as possible, while protecting our vital resources. Our continued success is shaped by our commitment to operational excellence, as well as our strong sense of values that support environmental and social responsibility.

In each of our locations, we work hard to ensure our plants and facilities operate in a healthy and environmentally sound manner. We continue to evaluate new technologies and processes to help meet this responsibility. We are committed to being responsible stewards of the environment and we strive to optimize efficiency in our operations and minimize our impact on the world around us.







"Over the past year, we have relied on our operational efficiencies, our commitment to our customers, and our strong balance sheet to manage through challenging conditions and to continue our growth strategy."

Joe F. Sanderson, Jr.
Chairman and Chief Executive Officer









We achieved an important milestone in fiscal 2011 as we commenced production at our new Kinston, North Carolina, poultry complex at the beginning of the year. We have a proven model for building and operating new production facilities, and we are pleased with our progress this year in establishing an efficient operation in Kinston. We expect to reach near full capacity at this location in March 2012. We are pleased to have a presence in the state of North Carolina and are especially proud to be a part of the Kinston community. Above all, we intend to honor our commitments to be both an employer and valued community partner.

With the addition of Kinston's production, our product mix has shifted more toward chill-pack chicken. This new location has allowed us to reach new retail markets in the northeast, and enhanced our ability to deliver higher earnings to our shareholders as market conditions improve. In addition, we have created new opportunities for our employees and young managers who have demonstrated their leadership capabilities as they have worked through the challenges of starting a new operation. Their dedication and commitment to Sanderson Farms provide us with a great deal of confidence for the future. The increased production at the Kinston plant during fiscal 2012 will more than offset the four percent production cut we announced in August 2011 at all of our plants. We will institute that cut in January 2012 to better balance our production with our customers' current and expected demand. Because we expect demand from our food service customers to remain soft until consumers regain their confidence and the employment outlook brightens, we currently plan to leave our production cut in place through fiscal 2012.

We previously announced our intention to construct a new big bird deboning processing plant, waste water facility and hatchery at a second North Carolina location. While we have continued to evaluate various alternatives for a suitable location during fiscal 2011, we have determined it is in the best interest of Sanderson Farms and our shareholders to delay construction of this project until market conditions improve, we reduce our debt and grain prices stabilize.


04
Sanderson
Farms®
KINSTON, NC

Our operations performed well in our industry in terms of operating efficiencies as we processed a record 2.8 billion pounds of dressed poultry in fiscal 2011 compared with 2.6 billion pounds during fiscal 2010.



a commitment to

our customers

with quality products

A Commitment to Our Customers

Sanderson Farms' chicken is always 100% natural, without any added salt, phosphates, carrageenan or broths. Our proven brand name stands for the finest chicken on the market, backed by an unrelenting focus on superior product quality and exceptional customer service. We understand the demands of today's busy families and the need to serve quality products that are fresh, nutritious and delicious. We take our responsibility to promote healthy eating even further by providing a variety of healthy, delicious recipes that consumers can prepare with our fresh chicken. These recipes, including those for the products featured in this annual report, may be found on our corporate website at www.sandersonfarms.com.





"In spite of the challenges we faced, we continued to honor our commitments and moved forward in ways that we believe will create greater value for our shareholders."

Lampkin Butts
President and Chief Operating Officer

In spite of the challenging conditions of the past year, we remain confident in the strength of Sanderson Farms. Our commitment to excellence in every aspect of our operations has set a high standard and we remain focused on performing at the top of our industry, regardless of economic concerns and the constant fluctuations in market prices. The hallmarks of our brand – the freshest, highest quality, 100% natural chicken backed by the best customer service available in our industry – remain the foundation of our business. We are proud of our reputation in the marketplace and will continue to support our brand while finding new ways to extend our market reach. We remain focused on pursuing a disciplined growth strategy that leverages our assets – efficient operations, a favorable product mix, exceptional customer service and a strong, conservative financial position. Above all, we will honor our commitments to our customers, our shareholders, our employees, our growers and the communities in which we work and live, and will continue to look for ways to improve the way we do business.

As we look back on our performance in fiscal 2011, we are proud of our performance, not in absolute financial terms, but in terms of what Sanderson Farms continues to stand for and what our people have accomplished. Ultimately we believe the market conditions we faced, while navigating the ongoing economic challenges and honoring our







commitments, affirmed the Company's strength. Our solid operational foundation provides us with an opportunity to continue to grow our business and leverage and extend our core strengths.

While market conditions will remain uncertain until the economic recovery gains traction and people return to work, we have many reasons to be optimistic about our future. Across our Company, we have many talented managers and great opportunities; we offer a high quality product that meets the needs of our customers; our operations rank among the most efficient in our industry; we provide exceptional customer service; and our financial position is strong.

At every stage of our journey over the past year, we have been fortunate to receive the support of our board of directors, managers, employees and contract producers. It is also appropriate to thank all of our customers for their trust and confidence in our products. We close by thanking you, our shareholders, for standing by us, and for continuing to believe in what Sanderson Farms stands for and in our ability to deliver value for our shareholders.

JOE F. SANDERSON, JR.
Chairman and Chief Executive Officer

LAMPKIN BUTTS
President and Chief Operating Officer


Sanderson Farms

a commitment to

the communities

where we work and live

A Commitment to Our Communities

Today, Sanderson Farms' operations span across the southeastern United States with locations in Georgia, Mississippi, North Carolina, Louisiana and Texas. In every location, Sanderson Farms is committed to being a valued partner in the communities that are home to our operations. We believe it is our responsibility to use our resources to improve the economic and social vitality of the communities where our employees live and work. We meet this obligation through both financial support at the corporate level and the time spent by our employees as volunteers in their respective communities through local schools, food banks and other charitable organizations. We firmly believe that Sanderson Farms can be only as successful as the communities in which we operate.









Message from the Chief Financial Officer

Our financial performance for fiscal 2011 reflects the challenging economic and market conditions that we experienced over the course of the year. Although a number of external factors influenced our profitability, we operated well and once again achieved record sales. Escalating feed costs, weak food service demand and lower market prices for chicken products affected our operating margins. In spite of these factors, we continued to pursue a manageable growth strategy with conservative financial management.

Sanderson Farms achieved a record performance with $1.98 billion in net sales for fiscal 2011. However, cost of sales for the year increased 27.9 percent compared with fiscal 2010. For the year, our feed grain costs comprised 53.5 percent of cost of goods sold, compared with only 46.3 percent during fiscal 2010. Our average sales price for poultry products during fiscal 2011 was down 4.6 percent compared with the prior year.

We are pleased that our balance sheet put us in the position to withstand the challenges of this past fiscal year. As of October 31, 2011, our balance sheet reflected $948.5 million in assets, stockholders' equity of $506.9 million and net working capital of $324.3 million. Our total long-term debt at year-end was $273.7 million. We have often said that a strong balance sheet is an important advantage in today's economic environment and provides us with the financial flexibility not only to grow our business, but also to manage through the cycles that characterize our industry.

For the year, we spent $63.0 million on capital improvements, with $18.6 million for our new Kinston complex. We expect our capital expenditures for fiscal 2012 to be approximately $37.6 million, and to be funded by cash on hand, internally generated working capital, cash flows from operations and, as needed, liquidity provided by our revolving credit facility. The Company has a $500 million unsecured revolving line of credit, of which $267.7 million was available at October 31, 2011. Our depreciation and amortization during fiscal 2011 totaled $51.7 million, and we expect it to be approximately $57.0 million for fiscal 2012.

As we look to the year ahead, we believe the prevailing economic headwinds will continue to influence consumer behavior. We do not expect demand from our food service customers to resume fully until the U.S. employment situation improves and consumers begin to feel more confident about their future. We also expect our feed costs will continue to be high and volatile. However, we remain confident in our ability to face these challenges and to operate well. Our philosophy is to always manage Sanderson Farms in the same manner no matter where we are in the chicken cycle, and to manage for the long term. As always, our primary responsibility as a public company is to protect the interests of our shareholders and to reward them for their investment in Sanderson Farms.

Thank you for your continued support.

Sincerely,

Mike Cockrell

Mike Cockrell
Treasurer and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended October 31, 2011**

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _______ to_______**

Commission file number: 1-14977

SANDERSON FARMS, INC.
(Exact name of registrant as specified in its charter)

Mississippi **(State or other jurisdiction of incorporation or organization)**	**64-0615843** **(IRS Employer Identification No.)**
127 Flynt Road **Laurel, Mississippi** **(Address of principal executive offices)**	**39443** **(Zip Code)**

Registrant's telephone number, including area code: (601) 649-4030

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class:	Name of exchange on which registered:
Common stock, $1.00 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant computed by reference to the closing sales price of the common equity in The NASDAQ Stock Market on the last business day of the Registrant's most recently completed second fiscal quarter: $889,300,518.

Number of shares outstanding of the Registrant's common stock as of December 17, 2011: 22,248,504 shares of common stock, $1.00 per share par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement filed or to be filed in connection with its 2012 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

INTRODUCTORY NOTE

Definitions. This Annual Report on Form 10-K is filed by Sanderson Farms, Inc., a Mississippi corporation. Except where the context indicates otherwise, the terms "Registrant," "Company," "Sanderson Farms," "we," "us," or "our" refer to Sanderson Farms, Inc. and its subsidiaries and predecessor organizations. The use of these terms to refer to Sanderson Farms, Inc. and its subsidiaries collectively does not suggest that Sanderson Farms has abandoned their separate identities or the legal protections given to them as separate legal entities. "Fiscal year" means the fiscal year ended October 31, 2011, which is the year for which this Annual Report is filed.

Presentation and Dates of Information. Except for Item 4A herein, the Item numbers and letters appearing in this Annual Report correspond with those used in Securities and Exchange Commission Form 10-K (and, to the extent that it is incorporated into Form 10-K, those used in SEC Regulation S-K) as effective on the date hereof, which specifies the information required to be included in Annual Reports to the SEC. Item 4A ("Executive Officers of the Registrant") has been included by the Registrant in accordance with General Instruction G(3) of Form 10-K and Instruction 3 of Item 401(b) of Regulation S-K. The information contained in this Annual Report is, unless indicated to be given as of a specified date or for a specified period, given as of the date of this Report, which is December 20, 2011.

PART I

Item 1. Business

(a) GENERAL DEVELOPMENT OF THE REGISTRANT'S BUSINESS

The Registrant was incorporated in Mississippi in 1955, and is a fully-integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products. In addition, the Registrant is engaged in the processing, marketing and distribution of prepared chicken through its wholly-owned subsidiary, Sanderson Farms, Inc. (Foods Division).

The Registrant sells ice pack, chill pack, bulk pack and frozen chicken, in whole, cut-up and boneless form, primarily under the Sanderson Farms® brand name to retailers, distributors, and casual dining operators principally in the southeastern, southwestern, northeastern and western United States, and to customers who resell frozen chicken into export markets. During its fiscal year ended October 31, 2011 the Registrant processed 434.0 million chickens, or over 2.8 billion dressed pounds. According to 2011 industry statistics, the Registrant was the 4th largest processor of dressed chickens in the United States based on estimated average weekly processing.

The Registrant's chicken operations presently encompass 8 hatcheries, 7 feed mills and 9 processing plants, which includes the facilities at its new Kinston, North Carolina complex. The Registrant began manufacturing feed at the new North Carolina feed mill in November 2010 and began operations at the new hatchery during the last week of October 2010. The registrant started processing chickens at the Kinston complex in January 2011 and expects the plant will reach near full capacity during March 2012. The Registrant has contracts with operators of approximately 605 grow-out farms that provide it with sufficient housing capacity for its current operations. The Registrant also has contracts with operators of 192 breeder farms.

The Company's prepared chicken product line includes approximately 60 institutional and consumer packaged partially cooked or marinated chicken items that it sells nationally and regionally, primarily to distributors and food service establishments. A majority of the prepared chicken items are made to the specifications of food service users.

Since the Registrant completed the initial public offering of its common stock in May 1987, the Registrant has significantly expanded its operations to increase production capacity, product lines and marketing flexibility. Through 1997, this expansion included the expansion of the Registrant's Hammond, Louisiana processing facility, the construction of new wastewater facilities at the Hammond, Louisiana and Collins and Hazlehurst, Mississippi processing facilities, the addition of second shifts at the Hammond, Louisiana, Laurel, Hazlehurst, and Collins, Mississippi processing facilities, expansion of freezer and production capacity at its prepared chicken facility in Jackson, Mississippi, the expansion of freezer capacity at its Laurel, Mississippi, Hammond, Louisiana and Collins, Mississippi processing facilities, the addition of deboning capabilities at all of the Registrant's poultry processing facilities, and the construction and start-up of its McComb, Mississippi and Bryan, Texas production and processing facilities, including a hatchery, a feed mill, a processing plant, and a wastewater treatment facility for each complex, and the expansion and renovation of the hatchery at its Hazlehurst, Mississippi production facilities.

In the fourth quarter of fiscal 2005, the Registrant began initial operations at a new poultry processing complex in southern Georgia. The complex consists of a feed mill, hatchery, processing plant and wastewater treatment facility. This plant has the capacity to process 1.25 million head of chickens per week.

On August 6, 2007, the Company began initial operations at a new poultry processing complex in Waco and McLennan County, Texas. The complex consists of a hatchery, processing plant and wastewater treatment facility. This complex shares a feed mill located in Robertson County, Texas with our Bryan, Texas complex. The plant has the capacity to process 1.25 million head of chicken per week.

Sanderson Farms announced plans on April 24, 2008, to invest approximately $126.5 million for construction of a new feed mill, poultry processing plant and a hatchery on separate sites in Kinston and Lenoir County, North Carolina. On June 26, 2008, the Company announced its decision to postpone the project due to market conditions and escalating grain prices. On July 23, 2009, the Company announced plans to proceed with the construction and start-up of the Company's Kinston, North Carolina, poultry complex with an expected budget of approximately $121.4 million. The Kinston facilities comprise a state-of-the-art poultry complex with the capacity to process 1.25 million chickens per week for the retail chill pack market. At full capacity, the complex will employ approximately 1,500 people, will require 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat. Initial operation of the new complex began during January 2011 and it is expected to reach near full capacity during March 2012.

As announced on March 29, 2010, the Company plans to construct a potential second new poultry complex in North Carolina, subject to various contingencies including, among others, our obtaining an acceptable economic incentive package from the state and local governments. The project, if completed, will consist of an expansion of the feed mill for the Kinston, North Carolina plant, a hatchery, a processing plant with capacity to process 1.25 million chickens per week and a waste water treatment facility. At full capacity, the plant is expected to employ approximately 1,100 people, will require approximately 150 contract growers and will be equipped to process and sell 8.9 million pounds of dressed poultry per week. We will need to indentify a site, obtain permits, enter into construction contracts and complete construction before the complex can open. See Item 1A, "Risk Factors – The construction and potential benefits of our new North Carolina facilities are subject to risks and uncertainties."

Since 1997, the Company has changed its marketing strategy to move away from the small bird markets serving primarily the fast food industry and to concentrate its production in the retail and big bird deboning markets serving the retail grocery and food service industries. This market shift has resulted in larger average bird weights of the chickens processed by the Company, and has substantially increased the number of pounds processed by the Company. In addition, the Registrant continually evaluates internal and external expansion opportunities to continue its growth in poultry and/or related food products.

Capital expenditures for fiscal 2011 were funded by cash on hand at November 1, 2010 and borrowing from the Company's new $500.0 million revolving credit facility. On February 23, 2011, the Company entered into the new revolving credit facility to, among other things, increase the available credit to $500.0 million from $300.0 million, and to increase the annual capital expenditure limitation to $60.0 million during fiscal year 2011 and $55.0 million for fiscal years 2012, 2013, 2014 and 2015, plus, for each year, up to $10.0 million permitted to be spent in the preceding fiscal year but not actually spent therein. The capital expenditure limitation for fiscal 2011, with the permitted carry over, is $70.0 million. The new credit facility also permits the Company to spend up to $115.0 million in capital expenditures on the construction of a second poultry complex in North Carolina, which expenditures are in addition to the annual limits. Under the facility, the Company may not exceed a maximum debt to total capitalization ratio of 55% from the date of the agreement through October 30, 2014, and 50% thereafter. The Company has a one-time right, at any time during the Company's fiscal year ending October 31, 2011 or October 31, 2012, to increase the maximum debt to total capitalization ratio then in effect by 5% in connection with the construction of a second potential North Carolina complex for the four fiscal quarters beginning on the first day of the fiscal quarter during which the Company gives written notice of its intent to exercise this right. The Company did not exercise this right in fiscal 2011.The facility also sets a minimum net worth requirement that at October 31, 2011 was approximately $450.7 million. The credit remains unsecured and, unless extended, will expire on February 23, 2016.

(b) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Not applicable.

(c) NARRATIVE DESCRIPTION OF REGISTRANT'S BUSINESS

General

The Registrant is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and the preparation, processing, marketing and distribution of processed and prepared chicken items.

The Registrant sells chill pack, ice pack, bulk pack and frozen chicken, in whole, cut-up and boneless form, primarily under the Sanderson Farms® brand name to retailers, distributors and casual dining operators principally in the southeastern, southwestern, northeastern and western United States. During its fiscal year ended October 31, 2011, the Registrant processed approximately 434.0 million chickens, or over 2.8 billion dressed pounds. In addition, the Registrant purchased and further processed 2.7 million pounds of poultry products during fiscal 2011. According to 2011 industry statistics, the Registrant was the 4th largest processor of dressed chicken in the United States based on estimated average weekly processing.

The Registrant conducts its chicken operations through Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division), both of which are wholly-owned subsidiaries of Sanderson Farms, Inc. The production subsidiary, Sanderson Farms, Inc. (Production Division), which has facilities in Laurel, Collins, Hazlehurst and McComb, Mississippi; Bryan, Waco, and Robertson County, Texas; Adel, Georgia and Kinston, North Carolina, is engaged in the production of chickens to the broiler stage. Sanderson Farms, Inc. (Processing Division), which has facilities in Laurel, Collins, Hazlehurst and McComb, Mississippi; Hammond, Louisiana; Bryan and Waco, Texas; Moultrie, Georgia and Kinston, North Carolina, is engaged in the processing, sale and distribution of chickens.

The Registrant conducts its prepared chicken business through its wholly-owned subsidiary, Sanderson Farms, Inc. (Foods Division), which has a facility in Jackson, Mississippi. The Foods Division is engaged in the processing, marketing and distribution of approximately 60 prepared chicken items, which it sells nationally and regionally, principally to distributors and national food service accounts.

Products

The Registrant has the ability to produce a wide range of processed chicken products and prepared chicken items.

Processed chicken is first saleable as an ice packed, whole chicken. The Registrant adds value to its ice packed, whole chickens by removing the giblets, weighing, packaging and labeling the product to specific customer requirements and cutting and deboning the product based on customer specifications. The additional processing steps of giblet removal, close tolerance weighing and cutting increase the value of the product to the customer over whole, ice packed chickens by reducing customer handling and cutting labor and capital costs, reducing the shrinkage associated with cutting, and ensuring consistently sized portions.

The Registrant adds additional value to the processed chicken by deep chilling and packaging whole chickens in bags or combinations of fresh chicken parts, including boneless product, in various sized, individual trays under the Registrant's brand name, which then may be weighed and pre-priced, based on each customer's needs. This chill pack process increases the value of the product by extending shelf life, reducing customer weighing and packaging labor, and providing the customer with a wide variety of products with uniform, well designed packaging, all of which enhance the customer's ability to merchandise chicken products.

To satisfy some customers' merchandising needs, the Registrant freezes the chicken product, which adds value by meeting the customers' handling, storage, distribution and marketing needs and by permitting shipment of product overseas where transportation time may be as long as 25 days.

The following table sets forth, for the periods indicated, the contribution, as a percentage of net sales dollars, of each of the Registrant's major product lines.

	Fiscal Year Ended October 31,				
	2007	2008	2009	2010	2011
Registrant processed chicken:					
Value added:					
Chill pack	28.5%	31.2%	31.1%	28.5%	32.5%
Fresh bulk pack	44.3	46.1	50.3	54.5	48.5
Frozen	17.2	13.7	10.1	9.8	12.4
Subtotal	90.0	91.0	91.5	92.8	93.4
Non-value added:					
Ice pack	.3	.7	.8	.8	1.2
Frozen	.0	.0	.0	.0	0
Subtotal	.3	.7	.8	.8	1.2
Total Company processed chicken	90.3	91.7	92.3	93.6	94.6
Prepared chicken	9.7	8.3	7.7	6.4	5.4
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Market Segments and Pricing

The three largest market segments in the chicken industry are big bird deboning, chill pack and small birds.

The following table sets forth, for each of the Company's poultry processing plants, the general market segment in which the plant participates, the weekly capacity of each plant at full capacity expressed in number of head processed, and the average industry size of birds processed in the relevant market segment.

Plant Location	Market Segment	Capacity Per Week	Industry Bird Size
Laurel, Mississippi	Big Bird Deboning	625,000	8.07
Hazlehurst, Mississippi	Big Bird Deboning	625,000	8.07
Hammond, Louisiana	Big Bird Deboning	625,000	8.07
McComb, Mississippi	Chill Pack Retail	1,250,000	6.08
Bryan, Texas	Chill Pack Retail	1,250,000	6.08
Collins, Mississippi	Big Bird Deboning	1,250,000	8.07
Moultrie, Georgia	Chill Pack Retail	1,250,000	6.08
Waco, Texas	Big Bird Deboning	1,250,000	8.07
Kinston, North Carolina	Chill Pack Retail	1,250,000	6.08

The Company's Kinston, North Carolina facility, which began initial operations in January 2011 will, at full capacity, process 1.25 million head of chill pack chickens per week. The Company expects to reach near full production at this plant during March 2012.

Those plants that target the big bird deboning market grow a relatively large bird. The dark meat from these birds is sold primarily as frozen leg quarters in the export market or as fresh whole legs to further processors. This dark meat is sold primarily at spot commodity prices, which prices exhibit fluctuations typical of commodity markets. The white meat produced by these plants is generally sold as fresh deboned breast meat, chicken tenders and whole or cut wings, and is likewise sold at spot commodity market prices for wings, tenders and boneless breast meat. The Company as of October 31, 2011 had the capacity to process 4.375 million head per week in its big bird deboning plants, and its results are materially impacted by fluctuations in the commodity market prices for leg quarters, boneless breast meat, chicken tenders and wings.

The Urner Barry spot market price for leg quarters, boneless breast meat, chicken tenders and whole wings for the past five calendar years is set forth below:


UB Chicken, MW Leg Quarters, (bulk)
Truckload prices delivered warehouse based on current negotiation (Deliveries 1-7 days)
0.55
0.50
0.45
0.40
0.35
0.30
0.25
J F M A M J J A S O N D
Monthly · (Quote $/lb delivered)
Year 2011
Year 2010
Year 2009
Year 2008
Year 2007
Copyright © 2011 Urner Barry. All rights reserved.


UB Chicken, MW Jumbo Boneless/Skinless Breasts Tender Out (6.5 l
Truckload prices delivered warehouse based on current negotiation (Deliveries 1-7 days)
1.80
1.60
1.40
1.20
1.00
J F M A M J J A S O N D
Monthly - (Quote $/lb delivered)
Year 2011 Year 2010 Year 2009 Year 2008 Year 2007
Copyright © 2011 Urner Barry. All rights reserved.


UB Chicken, MW Fresh Line Run Breasts Tenders Clipped
Truckload prices delivered warehouse based on current negotiation (Deliveries 1-7 days)
2.00
1.80
1.60
1.40
1.20
1.00
J F M A M J J A S O N D
Monthly - (Quote $/lb delivered)
Year 2011 Year 2010 Year 2009 Year 2008 Year 2007
Copyright © 2011 Urner Barry. All rights reserved.


UB Chicken, MW Wings
Truckload prices delivered warehouse based on current negotiation (Deliveries 1-7 days)
1.80
1.60
1.40
1.20
1.00
0.80
0.60
J F M A M J J A S O N D
Monthly - (Quote $/lb delivered)
Year 2011 Year 2010 Year 2009 Year 2008 Year 2007
Copyright © 2011 Urner Barry. All rights reserved.

Those plants that target the chill pack retail grocery market grow a medium sized bird and cut and package the product in various sized individual trays to customers' specifications. The trays are weighed and pre-priced primarily for customers to resell through retail grocery outlets. While the Company sells some of its chill pack product under store brand names, most of its chill pack production is sold under the Company's Sanderson Farms® brand name. The Company has long term contracts (one to three years) with most of its chill pack customers, and the pricing of this product is based on a formula that uses the Georgia Dock whole bird price as its base. The Georgia Dock whole bird price is published each week by the Georgia Department of Agriculture and is based on its survey of prices and market conditions during the preceding week. As of October 31, 2011, the Company had the capacity to process 4.65 million head per week at its chill pack plants, and its results are materially impacted by fluctuations in the Georgia Dock price.

The Georgia Dock price for whole birds as published by the Georgia Department of Agriculture for the last five calendar years is set forth below:


Georgia Dock Final Price
0.90
0.85
0.80
0.75
0.70
J F M A M J J A S O N D
Monthly - (Quote $/lb)
Year 2011 Year 2010 Year 2009 Year 2008 Year 2007

Those companies with plants dedicated to the small bird market grow and process a relatively small chicken and market the finished product primarily to fast food and food service companies at negotiated flat prices, cost plus formulas or spot market prices. Based on benchmarking services used by the industry, this market segment has been the least profitable of the three primary market segments over most of the last ten years. The Company has no product dedicated to the small bird market.

Sales and Marketing

The Registrant's chicken products are sold primarily to retailers (including national and regional supermarket chains and local supermarkets) and distributors located principally in the southeastern, southwestern, northeastern and western United States. The Registrant also sells its chicken products to casual dining operators and to United States based customers who resell the products outside of the continental United States. This wide range of customers, together with the Registrant's product mix, provides the Registrant with flexibility in responding to changing market conditions in its effort to maximize profits. This flexibility also assists the Registrant in its efforts to reduce its exposure to market volatility, although its ability to do so is limited.

Sales and distribution of the Registrant's chicken products are conducted primarily by sales personnel at the Registrant's general corporate offices in Laurel, Mississippi, by customer service representatives at each of its processing complexes and one prepared chicken plant and through independent food brokers. Each complex has individual on-site distribution centers and uses the Registrant's truck fleet, as well as contract carriers, for distribution of its products.

Generally, the Registrant prices much of its chicken products based upon weekly and daily market prices reported by the Georgia Department of Agriculture and by private firms. Consistent with the industry, the Registrant's profitability is impacted by such market prices, which may fluctuate substantially and exhibit cyclical and seasonal characteristics. The Registrant will adjust base prices depending upon value added, volume, product mix and other factors. While base prices may change weekly and daily, the Registrant's adjustments are generally negotiated from time to time with the Registrant's customers. The Registrant's sales are generally made on an as-ordered basis, and the Registrant maintains few long-term sales contracts with its non-chill pack customers.

From time to time, the Registrant may use television, radio and newspaper advertising, point of purchase material and other marketing techniques to develop consumer awareness of and brand recognition for its Sanderson Farms® products. The Registrant has achieved a high level of public awareness and acceptance of its products in its core markets. Brand awareness is an important element of the Registrant's marketing philosophy, and it intends to continue brand name merchandising of its products. During calendar 2004, the Company launched an advertising campaign designed to distinguish the Company's fresh chicken products from competitors' products. The campaign noted that the Company's product is a natural product free from salt, water and other additives that some competitors inject into their fresh chicken. The Company continues to use this campaign today.

The Registrant's prepared chicken items are sold nationally and regionally, primarily to distributors and national food service accounts. Sales of such products are handled by sales personnel of the Registrant and by independent food brokers. Prepared chicken items are distributed from the Registrant's plant in Jackson, Mississippi, through arrangements with contract carriers.

Production and Facilities

General. The Registrant is a vertically-integrated producer of fresh and frozen chicken products, controlling the production of hatching eggs, hatching, feed manufacturing, growing, processing and packaging of its product lines.

Breeding and Hatching. The Registrant maintains its own breeder flocks for the production of hatching eggs. The Registrant's breeder flocks are acquired as one-day old chicks (known as pullets or cockerels) from primary breeding companies that specialize in the production of genetically designed breeder stock. As of October 31, 2011, the Registrant maintained contracts with 49 pullet farm operators for the grow-out of pullets (growing the pullet to the point at which it is capable of egg production, which takes approximately six months). Thereafter, the mature breeder flocks are transported by Registrant's vehicles to breeder farms that are maintained, as of October 31, 2011, by 143 independent contractors under the Registrant's supervision. Eggs produced by independent contract breeders are transported to Registrant's hatcheries in Registrant's vehicles.

The Registrant owns and operates eight hatcheries located in Mississippi, Texas, Georgia and North Carolina where eggs are incubated, vaccinated and hatched in a process requiring 21 days. The chicks are vaccinated against common poultry diseases and are transported by Registrant's vehicles to independent contract grow-out farms. As of October 31, 2011, the Registrant's hatcheries were capable of producing an aggregate of approximately 10.1 million chicks per week. The hatchery in North Carolina began operations during the last week of October 2010 and operated at approximately 87% capacity for the week of December 16, 2011.

Grow-out. The Registrant places its chicks on 605 grow-out farms, as of October 31, 2011, located in Mississippi, Texas, Georgia and North Carolina where broilers are grown to an age of approximately seven to nine weeks. The farms provide the Registrant with sufficient housing capacity for its operations, and are typically family-owned farms operated under contract with the Registrant. The farm owners provide facilities, utilities and labor; the Registrant supplies the day-old chicks, feed and veterinary and technical services. The farm owner is compensated pursuant to an incentive formula designed to promote production cost efficiency.

Historically, the Registrant has been able to accommodate expansion in grow-out facilities through additional contract arrangements with independent growers.

Feed Mills. An important factor in the grow-out of chickens is the rate at which chickens convert feed into body weight. The Registrant purchases the primary feed ingredients on the open market. Ingredients include corn and soybean meal, which historically have been the largest cost components of the Registrant's total feed costs. The quality and composition of the feed are critical to the conversion rate, and accordingly, the Registrant formulates and produces its own feed. As of October 31, 2011, the Registrant operated 7 feed mills, 4 of which are located in Mississippi, one in Texas, one in Georgia and one in North Carolina. The Company's new feed mill in North Carolina began operations in November 2010. The Registrant's annual feed requirements for fiscal 2011 were approximately 3,549,650 tons, and it has the capacity to produce approximately 4,212,000 tons of finished feed annually under current configurations.

Feed grains are commodities subject to volatile price changes caused by weather, size of the harvest, transportation and storage costs, domestic and export demand and the agricultural and energy policies of the United States and foreign governments. On October 31, 2011, the Registrant had approximately 2,989,000 bushels of corn storage capacity at its feed mills, which was sufficient to store all of its weekly requirements for corn. Generally, the Registrant purchases its corn and other feed ingredients at current prices from suppliers and, to a limited extent, directly from farmers. Feed grains are available from an adequate number of sources. Although the Registrant has not experienced, and does not anticipate problems in securing adequate supplies of feed grains, price fluctuations of feed grains can be expected to have a direct and material effect upon the Registrant's profitability. Although the Registrant attempts to manage the risk from volatile price changes in grain markets by sometimes purchasing grain at current prices for future delivery, it cannot eliminate the potentially adverse effect of grain price increases.

Processing. Once broilers reach processing weight, they are transported to the Registrant's processing plants. These plants use modern, highly automated equipment to process and package the chickens. The Registrant's McComb, Mississippi processing plant operates two processing lines on a double shift basis and was processing approximately 1,250,000 chickens per week on October 31, 2011. The Registrant's Collins, Mississippi processing plant operates two processing lines on a double shift basis and was processing approximately 1,250,000 chickens per week on October 31, 2011. The Registrant's Bryan, Texas processing plant operates two processing lines on a double shift basis and was processing approximately 1,250,000 chickens per week on October 31, 2011. The Registrant's Laurel and Hazlehurst, Mississippi and Hammond, Louisiana processing plants operate on a double shift basis and were collectively processing approximately 1,875,000 chickens per week on October 31, 2011. The Registrant's Moultrie, Georgia processing plant operates two processing lines on a double shift basis and was processing 1,250,000 chickens per week on October 31, 2011. The Registrant's Waco, Texas processing plant operates two processing lines on a double shift basis and was processing 1,250,000 chickens per week on October 31, 2011. The Registrant's Kinston, North Carolina processing plant, which began initial operations in January 2011, will, at full capacity, operate two processing lines on a double shift basis and will process 1,250,000 chickens per week. At October 31, 2011 the Kinston plant was operating at approximately 80% capacity. The Registrant also has the capabilities to produce deboned product at each processing facility. At October 31, 2011, the Company's deboning facilities were operating on a double shifted basis and have the capacity to produce approximately 9.5 million pounds of big bird boneless breast product and 6.8 million pounds of chill pack boneless breast product each week.

Sanderson Farms, Inc. (Foods Division). The facilities of Sanderson Farms, Inc. (Foods Division) are located in Jackson, Mississippi in a plant with approximately 75,000 square feet of refrigerated manufacturing and storage space. The plant uses highly automated equipment to prepare, process and freeze food items.

Executive Offices; Other Facilities. The Registrant's laboratory and corporate offices are located on separate sites in Laurel, Mississippi. The office building houses the Company's corporate offices, meeting facilities and computer equipment and constitutes the corporate headquarters. As of October 31, 2011, the Registrant operated 11 automotive maintenance shops, which service approximately 824 Registrant over-the-road and farm vehicles. In addition, the Registrant has one child care facility located near its Collins, Mississippi processing plant, serving over 165 children on October 31, 2011.

Quality Control

The Registrant believes that quality control is important to its business and conducts quality control activities throughout all aspects of its operations. The Registrant believes these activities are beneficial to efficient production and in assuring its customers receive wholesome, high quality products.

From its company owned laboratory in Laurel, Mississippi, the Director of Technical Services supervises the operation of a modern, well-equipped laboratory which, among other things, monitors sanitation at the hatcheries, quality and purity of the Registrant's feed ingredients and feed, the health of the Registrant's breeder flocks and broilers, and conducts microbiological tests of live chickens, facilities and finished products. The Registrant conducts on-site quality control activities at each of the eight processing plants and the prepared chicken plant.

Regulation

The Registrant's facilities and operations are subject to regulation by various federal and state agencies, including, but not limited to, the Federal Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA"), the Environmental Protection Agency, the Occupational Safety and Health Administration and corresponding state agencies. The Registrant's chicken processing plants are subject to continuous on-site inspection by the USDA. The Sanderson Farms, Inc. (Foods Division) prepared chicken plant operates under the USDA's Total Quality Control Program, which is a strict self-inspection plan written in cooperation with and monitored by the USDA. The FDA inspects the production at the Registrant's feed mills.

Compliance with existing regulations has not had a material adverse effect upon the Registrant's earnings or competitive position in the past. Management believes that the Registrant is in substantial compliance with existing laws and regulations relating to the operation of its facilities and does not know of any major capital expenditures necessary to comply with such statutes and regulations.

On December 9, 2011, the United States Department of Agriculture, Grain Inspection, Packers and Stockyard Administration, or GIPSA, published new and amending regulations under the Packers and Stockyard Act, or PSA, which would apply to all stages of a live poultry dealer's poultry grow-out, including the pullet, breeder and broiler stages. The new regulations will go into effect on February 7, 2012. Among other things, the new regulations purport to extend the jurisdiction of GIPSA under the PSA to cover a poultry dealer's relationship with its pullet and breeder growers rather than simply broiler growers, as has been the case since the adoption of the PSA. The new regulations impose certain notice requirements when a poultry company determines to suspend the delivery of birds to a grower, impose requirements regarding additional capital investment by growers, impose new requirements of a poultry company when a grower has breached its agreement with the processor, and impose new rules applicable to a grower contract that provides for arbitration to resolve disputes between a grower and the poultry company. The Company is currently evaluating the new rules and reviewing its grower agreements to determine what, if any, changes will be required to comply with the new rules. While the Company will comply with its interpretations of the new rules, it is uncertain whether the new rules signal a change in the manner in which GIPSA will exercise its jurisdiction over poultry growing agreements.

The Registrant takes extensive precautions to ensure that its flocks are healthy and that its processing plants and other facilities operate in a healthy and environmentally sound manner. Events beyond the control of the Registrant, however, such as an outbreak of disease in its flocks or the adoption by governmental agencies of more stringent regulations, could materially and adversely affect its operations.

Competition

The Registrant is subject to significant competition from regional and national firms in all markets in which it competes. Some of the Registrant's competitors have greater financial and marketing resources than the Registrant.

The primary methods of competition are price, product quality, number of products offered, brand awareness and customer service. The Registrant has emphasized product quality and brand awareness through its advertising strategy. See "Business — Sales and Marketing". Although poultry is relatively inexpensive in comparison with other meats, the Registrant competes indirectly with the producers of other meats and fish, since changes in the relative prices of these foods may alter consumer buying patterns.

One customer accounted for more than 10% of the Registrant's consolidated sales for the years ended October 31, 2011, 2010 and 2009. The Company does not believe the loss of any single customer would have a material adverse effect on the Company because it could sell poultry earmarked for any single customer to alternative customers at market prices.

Sources of Supply

During fiscal 2011, the Registrant purchased its pullets and cockerels from a single major breeder. The Registrant has found the genetic breeds or cross breeds supplied by this company produce chickens most suitable to the Registrant's purposes. The Registrant has no written contracts with this breeder for the supply of breeder stock. Other sources of breeder stock are available, and the Registrant continually evaluates these sources of supply.

Should breeder stock from its present supplier not be available for any reason, the Registrant believes that it could obtain adequate breeder stock from other suppliers.

Other major raw materials used by the Registrant include feed grains and other feed ingredients, cooking ingredients and packaging materials. The Registrant purchases these materials from a number of vendors and believes that its sources of supply are adequate for its present needs. The Registrant does not anticipate any difficulty in obtaining these materials in the future.

Seasonality

The demand for the Registrant's chicken products generally is greatest during the spring and summer months and lowest during the winter months.

Trademarks

The Registrant has registered with the United States Patent and Trademark Office the trademark Sanderson Farms®, which it uses in connection with the distribution of its prepared foods, frozen entree products and premium grade chill pack products. The Registrant considers the protection of this trademark to be important to its marketing efforts due to consumer awareness of and loyalty to the Sanderson Farms® label. The Registrant also has registered with the United States Patent and Trademark Office seven other trademarks that are used in connection with the distribution of chicken and other products and for other competitive purposes.

The Registrant, over the years, has developed important non-public proprietary information regarding product related matters. While the Registrant has internal safeguards and procedures to protect the confidentiality of such information, it does not generally seek patent protection for its technology.

Employee and Labor Relations

As of October 31, 2011, the Registrant had 11,333 employees, including 1,259 salaried and 10,074 hourly employees. A collective bargaining agreement with the United Food and Commercial Workers International Union covering 507 hourly employees who work at the Registrant's processing plant in Hammond, Louisiana expires on November 30, 2013. This collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Hammond plant.

A collective bargaining agreement with the Laborers' International Union of North America, Professional Employees Local Union #693, AFL-CIO, covering 457 hourly employees who work at the Registrant's processing plant in Hazlehurst, Mississippi expires on December 31, 2011. The current collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Hazlehurst plant. Negotiations on a new agreement are currently underway.

A collective bargaining agreement with the Laborers' International Union of North America, Professional Employees Local Union #693, AFL-CIO, covering 1,005 hourly employees who work at the Registrant's processing plant in Collins, Mississippi expires on January 10, 2013. The current collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Collins plant.

The production, maintenance and clean-up employees at the Company's Bryan, Texas poultry processing facility are represented by the United Food and Commercial Workers Union Local #408, AFL-CIO. A collective bargaining agreement covering 1,358 employees expires on December 31, 2011, an agreement has been reached on a new agreement that will extend to December 31, 2014, and the Company expects to sign the new agreement before December 31, 2011. The collective bargaining agreement has a grievance procedure and no strike-no lockout clause that should assist in maintaining stable labor relations at the Bryan, Texas processing facility.

(d) FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

All of the Company's operations are domiciled in the United States. All of the Company's products sold in the Company's fiscal years 2011, 2010 and 2009 were produced in the United States and all long-lived assets of the Company are domiciled in the United States.

The Company sells certain of its products to customers who resell the product in foreign markets. These foreign markets are primarily Russia, Eastern Europe, China, Mexico and the Caribbean. These export sales for fiscal years 2011, 2010 and 2009 totaled approximately $253.8 million, $191.4 million and $177.3 million, respectively. The Company's export sales are facilitated through independent food brokers located in the United States and the Company's internal sales staff.

(e) AVAILABLE INFORMATION

Our address on the World Wide Web is http://www.sandersonfarms.com. The information on our web site is not a part of this document. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all amendments to those reports and the Company's corporate code of conduct are available, free of charge, through our web site as soon as reasonably practicable after they are filed with the SEC. Information concerning corporate governance matters is also available on the website.

Item 1A. Risk Factors

In addition to the other information set forth in this report, you should carefully consider the following factors, which could materially affect our business, financial condition or results of operations in future periods. The risks described below are not the only risks facing our Company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations in future periods.

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients and chicken.

Profitability in the poultry industry is materially affected by the commodity prices of feed ingredients, chicken, and, to a lesser extent, alternative proteins. These prices are determined by supply and demand factors, and supply and demand factors in respect of feed ingredients and chicken may not correlate. For example, grain prices during 2011 were high, while prices for chicken products did not increase proportionally. As a result, the poultry industry is subject to wide fluctuations that are called cycles. Typically we do well when chicken prices are high and feed prices are low. We do less well, and sometimes have losses, when chicken prices are low and feed prices are high. It is very difficult to predict when these cycles will occur. All we can safely predict is that they do and will occur.

Various factors can affect the supply of corn and soybean meal, which are the primary ingredients of the feed we use. In particular, global weather patterns, including adverse weather conditions that may result from climate change, the global level of supply inventories and demand for feed ingredients, currency fluctuations and the agricultural and energy policies of the United States and foreign governments all affect the supply of feed ingredients. Weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry's and our ability to obtain feed ingredients, grow chickens or deliver products. In recent years, demand for corn from ethanol producers has resulted in sharply higher costs for corn and other grains.

Increases in the prices of feed ingredients will result in increases in raw material costs and operating costs. Because prices for our products are related to the commodity prices of chickens, which depend on the supply and demand dynamics of fresh chicken, we typically are not able to increase our product prices to offset these increased grain costs. We periodically enter into contracts to purchase feed ingredients at current prices for future delivery to manage our feed ingredient costs. This practice could reduce, but does not eliminate, the risk of increased operating costs from commodity price increases. In addition, if we are unsuccessful in our grain buying strategy, we could actually pay a higher cost for feed ingredients than we would if we purchased at current prices for current delivery.

Prepared chicken and poultry inventories, and inventories of feed, eggs, medication, packaging supplies and live chickens, are stated on our balance sheet at the lower of cost (first-in, first-out method) or market. Our cost of sales is calculated during a period by adding the value of our inventories at the beginning of the period to the cost of growing, processing and distributing products produced during the period and subtracting the value of our inventories at the end of the period. If the market prices of our inventories are below the accumulated cost of those inventories at the end of a period, we would record adjustments to write down the carrying value of the inventory from cost to market value. These write-downs would directly increase our cost of sales by the amount of the write-downs. This risk is greatest when the costs of feed ingredients are high and the market value for finished poultry products is declining.

For example, for the fiscal year ended October 31, 2011, we recorded a charge of $9 million to lower the value of live broiler inventories on hand at that date from cost to estimated market value because the estimated market price for the products to be produced from those live chickens when sold was estimated to be below the estimated cost to grow, process and distribute those chickens. The $9 million adjustment to inventory on October 31, 2011 effectively absorbed into fiscal 2011 a portion of the costs to grow, process and distribute chickens that we would have otherwise incurred in the first quarter of fiscal 2012, thereby benefitting fiscal 2012. Any similar adjustments that we make in the future could be material, and could materially adversely affect our financial condition and results of operations.

Outbreaks of avian disease, such as avian influenza, or the perception that outbreaks may occur, can significantly restrict our ability to conduct our operations.

We take reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. Nevertheless, events beyond our control, such as the outbreak of avian disease, even if it does not affect our flocks, could significantly restrict our ability to conduct our operations or our sales. An outbreak of disease could result in governmental restrictions on the import and export of fresh and frozen chicken, including our fresh and frozen chicken products, or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, reputation and prospects. In addition, world-wide fears about avian disease, such as avian influenza, have, in the past, depressed demand for fresh chicken, which adversely impacted our sales.

In previous years there has been substantial publicity regarding a highly pathogenic Asian strain of avian influenza, or AI, known as H5N1, which has affected Asia since 2002 and which has been found in Europe, the Middle East and Africa. It is widely believed that this strain of AI is spread by migratory birds, such as ducks and geese. There have also been some cases where this strain of AI is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Although the highly pathogenic Asian strain of AI has not been identified in North America, there have been outbreaks of both low and high pathogenic strains of avian influenza in North America, including in the U.S. in 2002 and 2004 and in Mexico in past years, including 2005. In addition, low pathogenic strains of the AI virus were detected in wild birds in the United States in 2006. Although these outbreaks have not generated the same level of concern, or received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that associated with the highly pathogenic Asian strain, they have nevertheless impacted our sales. Accordingly, even if the Asian strain does not spread to North America, we cannot assure you that it will not materially adversely affect domestic or international demand for poultry produced in North America, and, if it were to spread to North America, we cannot assure you that it would not significantly affect our operations or the demand for our products, in each case in a manner having a material adverse effect on our business, reputation or prospects.

A decrease in demand for our products in the export markets could materially and adversely affect our results of operations.

Nearly all of our customers are based in the United States, but some of our customers resell poultry products in the export markets. Our chicken products are sold in Russia and other former Soviet countries, China and Mexico, among other countries. Approximately 12.5% of our sales in fiscal 2011 were to export markets, including $54.5 million to China, $42.1 million to Russia and $35.1 million to Mexico. Any disruption to the export markets, such as trade embargos, tariffs, import bans, duties or quotas could materially impact our sales or create an oversupply of chicken in the United States. This, in turn, could cause domestic poultry prices to decline. Any quotas or bans in the future could materially and adversely affect our sales and our results of operations.

On January 19, 2010, Russia banned imports of U.S. poultry, citing its concerns about the practice in the United States of treating poultry meat with chlorinated water during processing. On February 5, 2010, China announced that it would impose anti-dumping duties on U.S. chicken products beginning on February 13, 2010. The duty applicable to Sanderson Farms products was 64.5%. On April 28, 2010, China imposed countervailing duties on United States chicken products, raising the duty applicable to Sanderson Farms' products by 6.1% to 70.6%. The total duties were later lowered to 59.2%. Following the imposition of the Russian embargo and the Chinese duty, we and our customers who resell our frozen chicken product to Russia and China were able, for a period of time, to sell those products in alternative markets without a significant price disadvantage. However, our customers who resell or previously resold our frozen chicken products in China are now selling a portion of those products in China and paying the applicable duty. This lowers their return and the price they are willing to pay us, reducing our revenues and profits. We do not know whether or when China might lift the anti-dumping duties. In the case of Russia, an agreement between the governments of the United States and Russia was reached in July 2010 pursuant to which poultry meat processed pursuant to the standards demanded by Russia and incorporated into the agreement may be shipped to Russia.

The poultry industry is highly competitive. Some of our competitors have greater financial and marketing resources than we have.

In general, the competitive factors in the U.S. poultry industry include:

- price;
- product quality;
- brand identification;
- breadth of product line and
- customer service.

Competitive factors vary by major markets. In the food service market, competition is based on consistent quality, product development, service and price. In the U.S. retail grocery market, we believe that competition is based on product quality, brand awareness, price and customer service. Our success depends in part on our ability to manage costs and be efficient in the highly competitive poultry industry.

The loss of our major customers could have a material adverse effect on our results of operations.

Our sales to our top ten customers represented approximately 41.4% of our net sales during the 2011 fiscal year. Our non-chill pack customers, with whom we generally do not have long-term contracts, could significantly reduce or cease their purchases from us with little or no advance notice, which could materially and adversely affect our sales and results of operations.

We must identify changing consumer preferences and develop and offer food products to meet their preferences.

Consumer preferences evolve over time and the success of our food products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We introduce new products and improved products from time to time and incur significant development and marketing cost. If our products fail to meet consumer preference, then our strategy to grow sales and profits with new products will be less successful.

Inclement weather, such as excessive heat or storms, could hurt our flocks, which could in turn have a material adverse affect on our results of operations.

Extreme weather in the Gulf South and Mid-Atlantic regions where we operate, such as extreme temperatures, hurricanes or other storms, could impair the health or growth of our flocks or interfere with our hatching, production or shipping operations. Some scientists believe that climate change could increase the frequency and severity of adverse weather events. Extreme weather, regardless of its cause, could affect our business due to power outages; fuel shortages; damage to infrastructure from powerful winds, rising water or extreme temperatures; disruption of shipping channels; less efficient or non-routine operating practices necessitated by adverse weather or increased costs of insurance coverages in the aftermath of such events, among other things. Any of these factors could materially and adversely affect our results of operations. We may not be able to recover through insurance all of the damages, losses or costs that may result from weather events, including those that may be caused by climate change.

We rely heavily on the services of key personnel.

We depend substantially on the leadership of a small number of executive officers and other key employees. We have employment agreements with only three of these persons (our Chairman of the Board and Chief Executive Officer, our President and Chief Operating Officer, and our Treasurer and Chief Financial Officer), and those with whom we have no agreement would not be bound by non-competition agreements or non-solicitation agreements if they were to leave us. The loss of the services of these persons could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to attract, retain and train the new management personnel we need for our new complexes, or do so at the pace necessary to sustain our significant company growth.

We depend on the availability of, and good relations with, our employees and contract growers.

We have approximately 11,333 employees, approximately 30% of which are covered by collective bargaining agreements. In addition, we contract with over 797 independent farms in Mississippi, Texas, North Carolina and Georgia for the grow-out of our breeder and broiler stock and the production of broiler eggs. Our operations depend on the availability of labor and contract growers and maintaining good relations with these persons and with labor unions. If we fail to maintain good relations with our employees or with the unions, we may experience labor strikes or work stoppages. If we do not attract and maintain contracts with our growers, including new growers for our second potential new poultry complex in North Carolina, our production operations could be negatively impacted.

Failure of our information technology infrastructure or software could adversely affect our day-to-day operations and decision making processes and have an adverse affect on our performance.

We depend on accurate and timely information and numerical data from key software applications to aid our day-to-day business, financial reporting and decision-making and, in many cases, proprietary and custom-designed software is necessary to operate equipment in our feed mills, hatcheries and processing plants. We have put in place disaster recovery plans for our critical systems. However, any disruption caused by the failure of these systems, the underlying equipment or communication networks could delay or otherwise adversely impact our day-to-day business and decision making, could make it impossible for us to operate critical equipment, and could have a materially adverse effect on our performance, if our disaster recovery plans do not mitigate the disruption. Disruptions could be caused by a variety of factors, such as catastrophic events or weather, power outages, or cyber-attacks on our systems by outside parties.

Prior to fiscal 2011, we were informed by our primary financial reporting software vendor that the vendor will cease to support and maintain that software effective January 1, 2012. As a result, the Company will replace that software with new software for our financial reporting systems on January 1, 2012. Failures or delays in effectively integrating the software into our systems, or adequately training our personnel to use the new software could adversely affect our performance.

Immigration legislation and enforcement may affect our ability to hire hourly workers.

Immigration reform continues to attract significant attention in the public arena and the United States Congress. If new immigration legislation is enacted at the federal level or in states in which we do business, such legislation may contain provisions that could make it more difficult or costly for us to hire United States citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Also, despite our past and continuing efforts to hire only United States citizens and/or persons legally authorized to work in the United States, increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our facilities, thereby negatively impacting our business. Officials with the Bureau of Immigration and Customs Enforcement have informally indicated an intent to focus their enforcement efforts on red meat and poultry processors.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling by our customers, consumers or third parties after we have shipped the products. We control these risks through careful processing and testing of our finished product, but we cannot entirely eliminate them. We have little, if any, control over proper handling once the product has been shipped. Nevertheless, contamination that results from improper handling by our customers, consumers or third parties, or tampering with our products by those persons, may be blamed on us. Any publicity regarding product contamination or resulting illness or death could adversely affect us even if we did not cause the contamination and could have a material adverse effect on our business, reputation and future prospects. We could be required to recall our products if they are contaminated or damaged and product liability claims could be asserted against us.

We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently maintain insurance with respect to certain of these risks, including product liability and recall insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive and difficult to obtain. We cannot assure you that we can maintain on reasonable terms sufficient coverage to protect us against losses due to any of these events.

We would be adversely affected if we expand our business by acquiring other businesses or by building new processing plants, but fail to successfully integrate the acquired business or run a new plant efficiently.

We regularly evaluate expansion opportunities such as acquiring other businesses or building new processing plants. Significant expansion involves risks such as additional debt, integrating the acquired business or new plant into our operations and attracting and retaining growers. In evaluating expansion opportunities, we carefully consider the effect that financing the opportunity will have on our financial condition. Successful expansion depends on our ability to integrate the acquired business or efficiently run the new plant. If we are unable to do this, expansion could adversely affect our operations, financial results and prospects.

Governmental regulation is a constant factor affecting our business.

The poultry industry is subject to federal, state, local and foreign governmental regulation relating to the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and civil remedies, including fines, injunctions and recalls of our products. Our operations are also subject to extensive and increasingly stringent regulations administered by the Environmental Protection Agency, which pertain to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity.

On December 9, 2011, the United States Department of Agriculture, Grain Inspection, Packers and Stockyard Administration, or GIPSA, published new and amending regulations under the Packers and Stockyard Act, or PSA, which would apply to all stages of a live poultry dealer's poultry grow-out, including the pullet, breeder and broiler stages. The new regulations will go into effect on February 7, 2012. Among other things, the new regulations purport to extend the jurisdiction of GIPSA under the PSA to cover a poultry dealer's relationship with its pullet and breeder growers rather than simply broiler growers, as has been the case since the adoption of the PSA of 1921. The new regulations impose certain notice requirements when a poultry company determines to suspend the delivery of birds to a grower, impose requirements regarding additional capital investment by growers, impose new requirements of a poultry company when a grower has breached its agreement with the processor, and impose new rules applicable to grower contracts that provide for arbitration to resolve disputes between a grower and the poultry company. The Company is currently evaluating the new rules and reviewing its grower agreements to determine what, if any, changes will be required to comply with the new rules. While the Company will comply with its interpretations of the new rules, it is uncertain whether the new rules signal a change in the manner in which GIPSA will exercise its jurisdiction over poultry growing agreements.

Our stock price may be volatile.

The market price of our common stock could be subject to wide fluctuations in response to factors such as the following, many of which are beyond our control:

- market cyclicality and fluctuations in the price of feed grains and chicken products, as described above;
- quarterly variations in our operating results, or results that vary from the expectations of securities analysts and investors;
- changes in investor perceptions of the poultry industry in general, including our competitors; and
- general economic and competitive conditions.

In addition, purchases or sales of large quantities of our stock could have an unusual effect on our market price.

Anti-takeover provisions in our charter and by-laws, as well as certain provisions of Mississippi law, may make it difficult for anyone to acquire us without approval of our board of directors.

Our articles of incorporation and by-laws contain provisions that may discourage attempts to acquire control of our company without the approval of our board of directors. These provisions, among others, include a classified board of directors, advance notification requirements for stockholders to nominate persons for election to the board and to make stockholder proposals, and special stockholder voting requirements. These measures, and any others we may adopt in the future, as well as applicable provisions of Mississippi law, may discourage offers to acquire us and may permit our board of directors to choose not to entertain offers to purchase us, even offers that are at a substantial premium to the market price of our stock. Our stockholders may therefore be deprived of opportunities to profit from a sale of control of our company, and as a result, may adversely affect the marketability and market price of our common stock.

Deteriorating national or global economic conditions could negatively impact our business.

Our business may be adversely affected by deteriorating national or global economic conditions, including rising inflation, unfavorable currency exchange rates and interest rates, the lack of availability of credit on reasonable terms, changes in consumer spending rates and habits, and a tight energy supply and rising energy costs. With respect to changes in government policy, our business could be negatively impacted if efforts and initiatives of the governments of the United States and other countries to manage and stimulate the economy fail or result in worsening economic conditions. Deteriorating economic conditions could negatively impact consumer demand for protein generally or our products specifically, consumers' ability to afford our products, or consumer habits with respect to how they spend their food dollars.

The recent disruptions in credit and other financial markets caused by deteriorating national and international economic conditions could, among other things, make it more difficult for us, our customers or our growers or prospective growers to obtain financing and credit on reasonable terms, cause lenders to change their practice with respect to the industry generally or our company specifically in terms of granting credit extensions and terms, impair the financial condition of our customers, suppliers or growers making it difficult for them to meet their obligations and supply raw material, or impair the financial condition of our insurers, making it difficult or impossible for them to meet their obligations to us.

The construction and potential benefits of our new North Carolina facilities are subject to risks and uncertainties.

In August 2009, we began construction of a poultry complex in Kinston, North Carolina. The budget for the project was approximately $121.4 million. The Kinston, North Carolina complex began initial operations during January 2011 and is expected to reach full capacity in March 2012. In March 2010 we announced plans for a second potential new poultry complex in North Carolina, subject to various contingencies, including our obtaining an acceptable economic incentive package from the State of North Carolina and the local government. On February 24, 2011 we placed this second North Carolina complex on hold until market fundamentals improve, including reasonable assurance that the global supply of feed grains will be adequate to meet world demand at reasonable prices. Once we proceed with this second complex, our ability to complete its construction on a timely basis and within budget is subject to a number of risks and uncertainties described below. In addition, the Kinston complex and the second potential complex may not generate the benefits we expect if demand for the products to be produced by them is different from what we expect.

In order to begin construction of the second North Carolina facility, we will need to take a significant number of steps and obtain a number of approvals, none of which we can assure you will be obtained. In particular we need to:

- identify a site and purchase or lease such site;
- obtain a number of licenses and permits; and
- enter into construction contracts.

Additionally, we must attract and enter into contracts with a sufficient number of growers for the second North Carolina complex, and our growers must obtain financing on reasonable terms. If we are unable to identify a site for the second new North Carolina complex and obtain the necessary licenses and permits, proceed with or complete construction as planned, attract growers or achieve the expected benefits of both our new North Carolina facilities, our business could be negatively impacted.

We cannot assure you that we will be able to complete such steps on a timely basis, or at all, or on terms that are reasonable or consistent with our expectations.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The Registrant's principal properties are as follows:

Use	Location (City, State)
Poultry processing plant, hatchery and feedmill	Laurel, Mississippi
Poultry processing plant, hatchery and feedmill	McComb, Mississippi
Poultry processing plant, hatchery and feedmill	Hazlehurst and Gallman, Mississippi
Poultry processing plant, hatchery and feedmill	Bryan and Robertson Counties, Texas
Poultry processing plant, hatchery and feedmill	Moultrie and Adel, Georgia
Poultry processing plant and hatchery	Waco and McLennan County, Texas
Poultry processing plant	Hammond, Louisiana
Poultry processing plant, hatchery, child care facility and feedmill	Collins, Mississippi
Poultry processing plant, hatchery and feedmill	Kinston and Lenoir County, North Carolina
Prepared food plant	Jackson, Mississippi
Corporate general offices and technical laboratory	Laurel, Mississippi

The Registrant owns substantially all of its major operating facilities with the following exceptions: one processing plant and feed mill complex is leased on an annual renewal basis through 2063 with an option to purchase at a nominal amount at the end of the lease term. One processing plant complex is leased under four leases, which are renewable annually through 2061, 2063, 2075 and 2073, respectively. Certain infrastructure improvements associated with a processing plant are leased under a lease that expires in 2012 and is thereafter renewable annually through 2091. All of the foregoing leases are capital leases.

There are no material encumbrances on the major operating facilities owned by the Registrant, except that, under the terms of the Company's revolving credit agreement, the Registrant may not pledge any additional assets as collateral other than fixed assets not to exceed $5.0 million at any one time.

Management believes that the Company's facilities are suitable for its current purposes, and believes that current renovations and expansions will enhance present operations and allow for future internal growth.

Item 3. Legal Proceedings

The Company is involved in various claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operations or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed reasonably estimable and probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of reserves or by accruals of losses to reflect any adverse determinations in these legal proceedings.

Item 4A. Executive Officers of the Registrant.

Name	Age	Office	Executive Officer Since
Joe F. Sanderson, Jr.	**64**	Chairman of the Board of Directors and Chief Executive Officer	1984(1)
Lampkin Butts	**60**	President and Chief Operating Officer, Director	1996(2)
Mike Cockrell	**54**	Treasurer and Chief Financial Officer, Director	1993(3)
James A. Grimes	**63**	Secretary and Chief Accounting Officer	1993(4)

(1) Joe F. Sanderson, Jr. has served as Chief Executive Officer of the Registrant since November 1, 1989, and as Chairman of the Board since January 8, 1998. Mr. Sanderson served as President from November 1, 1989, to October 21, 2004. From January 1984 to November 1989, Mr. Sanderson served as Vice-President, Processing and Marketing of the Registrant.

(2) Lampkin Butts was elected President and Chief Operating Officer of the Registrant effective October 21, 2004. From November 1, 1996 to October 21, 2004, Mr. Butts served as Vice President — Sales and was elected to the Board of Directors on February 19, 1998. Prior to that time, Mr. Butts served the Registrant in various capacities since 1973.

(3) Mike Cockrell became Treasurer and Chief Financial Officer of the Registrant effective November 1, 1993, and was elected to the Board of Directors on February 19, 1998. Prior to that time, for more than five years, Mr. Cockrell was a member and shareholder of the Jackson, Mississippi law firm of Wise Carter Child & Caraway, Professional Association.

(4) James A. Grimes became Secretary of the Registrant effective November 1, 1993. Mr. Grimes also serves as Chief Accounting Officer, which position he has held since 1985.

The Company entered into employment agreements with Messrs. Sanderson, Butts and Cockrell dated as of September 15, 2009. The term of the agreements ends when the officer's employment terminates under the provisions of the agreement. The agreements provide for severance payments to be paid to the officers if their employment is terminated in certain circumstances, as well as provisions prohibiting them from engaging in certain competitive activity with the Company during their employment and for the two years after their employment with the Company terminates for any reason other than poor performance.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is traded on the NASDAQ Stock Market LLC under the symbol SAFM.

The number of stockholders of record as of November 30, 2011 was 3,186.

The following table shows quarterly cash dividends and quarterly high and low sales prices for the common stock for the past two fiscal years. NASDAQ quotations are based on actual sales prices.

Fiscal Year 2011	Stock Price High	Stock Price Low	Dividends
First Quarter	$ 44.48	$ 38.59	$ .17
Second Quarter	$ 48.47	$ 40.88	$ .17
Third Quarter	$ 48.64	$ 40.73	$ .17
Fourth Quarter	$ 51.60	$ 38.69	$ .17

Fiscal Year 2010	Stock Price High	Stock Price Low	Dividends
First Quarter	$ 47.95	$ 36.80	$ .15
Second Quarter	$ 59.05	$ 46.10	$ .15
Third Quarter	$ 57.37	$ 46.75	$ .15
Fourth Quarter	$ 45.82	$ 38.98	$ .17

On December 9, 2011 the closing sales price for the common stock was $ 52.29 per share.

During its fourth fiscal quarter, the Company repurchased shares of its common stock as follows:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[2]
Aug. 1, 2011 — Aug. 31, 2011	0	$ 00.00	0	263,566
Sept. 1, 2011 — Sept. 30, 2011	1,382	$ 47.50	1,382	262,184
Oct. 1, 2011 — Oct. 31, 2011	33,898	$ 49.50	33,898	228,286
Total	35,280	$ 49.42	35,280	228,286

1 The Company purchased 1,382 and 33,898 shares during September and October 2011, respectively, pursuant to the Company's Stock Incentive Plan under which participants may satisfy tax withholding obligations incurred upon the vesting of restricted stock by requesting the Company to withhold shares with a value equal to the amount of the withholding obligation.

2 The Company announced on April 28, 2008 that its Board of Directors had authorized the repurchase of up to 225,000 shares. On October 22, 2009, the Company announced that the Board expanded the stock repurchase program to cover the repurchase of up to 1 million share and provided that the program would expire on April 24, 2012. Under the stock repurchase program, shares may be purchased from time to time at prevailing prices in open market transactions or in negotiated purchases, subject to market conditions, share price and other considerations. The Company has repurchased 771,714 shares as of October 31, 2011 under the authorized stock repurchase program.

Item 6. Selected Financial Data.

	Year Ended October 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
Net sales	$ 1,978,085	$ 1,925,445	$ 1,789,508	$ 1,723,583	$ 1,474,844
Operating income (loss)	(188,380)	209,841	136,610	(65,663)	125,393
Net income (loss)	(127,077)	134,820	82,319	(43,129)	78,833
Basic earnings (loss) per share	(5.74)	6.07	3.94	(2.13)	3.83
Diluted earnings (loss) per share	(5.74)	6.07	3.94	(2.13)	3.82
Working capital	324,296	238,166	162,663	188,779	128,049
Total assets	948,521	841,620	636,176	681,158	600,373
Long-term debt, less current maturities	273,670	62,075	103,123	225,322	96,623
Stockholders' equity	506,900	645,713	430,708	353,967	404,546
Cash dividends declared per share	$ .68	$ .62	$ .57	$ .56	$ .50

Various factors affecting the comparability of the information included in the table above are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE PERFORMANCE

This Annual Report, and other periodic reports filed by the Company under the Securities Exchange Act of 1934, and other written or oral statements made by it or on its behalf, may include forward-looking statements, which are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and estimates expressed in such statements. These risks, uncertainties and other factors include, but are not limited to the following:

(1) Changes in the market price for the Company's finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets.

(2) Changes in economic and business conditions, monetary and fiscal policies or the amount of growth, stagnation or recession in the global or U.S. economies, either of which may affect the value of inventories, the collectability of accounts receivable or the financial integrity of customers, and the ability of the end user or consumer to afford protein.

(3) Changes in the political or economic climate, trade policies, laws and regulations or the domestic poultry industry of countries to which the Company or other companies in the poultry industry ship product, and other changes that might limit the Company's or the industry's access to foreign markets.

(4) Changes in laws, regulations, and other activities in government agencies and similar organizations applicable to the Company and the poultry industry and changes in laws, regulations and other activities in government agencies and similar organizations related to food safety.

(5) Various inventory risks due to changes in market conditions, including, but not limited to, the risk that market values of live and processed poultry inventories might be lower than the cost of such inventories, requiring a downward adjustment to record the value of such inventories at the lower of cost or market as required by generally accepted accounting principles.

(6) Changes in and effects of competition, which is significant in all markets in which the Company competes, and the effectiveness of marketing and advertising programs. The Company competes with regional and national firms, some of which have greater financial and marketing resources than the Company.

(7) Changes in accounting policies and practices adopted voluntarily by the Company or required to be adopted by accounting principles generally accepted in the United States.

(8) Disease outbreaks affecting the production performance and/or marketability of the Company's poultry products, or the contamination of its products.

(9) Changes in the availability and cost of labor and growers.

(10) The loss of any of the Company's major customers.

(11) Inclement weather that could hurt Company flocks or otherwise adversely affect its operations, or changes in global weather patterns that could impact the supply of feed grains.

(12) Failure to respond to changing consumer preferences.

(13) Failure to successfully and efficiently start up and run a new plant or integrate any business the Company might acquire.

Readers are cautioned not to place undue reliance on forward-looking statements made by or on behalf of Sanderson Farms. Each such statement speaks only as of the day it was made. The Company undertakes no obligation to update or to revise any forward-looking statements. The factors described above cannot be controlled by the Company. When used in this annual report, the words "believes", "estimates", "plans", "expects", "should", "outlook", and "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. Examples of forward-looking statements include statements of the Company's belief about future demand for its products and future production levels.

GENERAL

The Company's poultry operations are integrated through its control of all functions relative to the production of its chicken products, including hatching egg production, hatching, feed manufacturing, raising chickens to marketable age ("grow-out"), processing and marketing. Consistent with the poultry industry, the Company's profitability is substantially impacted by the market price for its finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets. Other costs, excluding feed grains, related to the profitability of the Company's poultry operations, including hatching egg production, hatching, growing, and processing cost, are responsive to efficient cost containment programs and management practices. Over the past three fiscal years, these other normal production costs have averaged approximately 51.0% of the Company's total normal production costs.

The Company believes that value-added products are subject to less price volatility and generate higher, more consistent profit margin than whole chickens ice packed and shipped in bulk form. To reduce its exposure to market cyclicality that has historically characterized commodity chicken market prices, the Company has increasingly concentrated on the production and marketing of value-added product lines with emphasis on product quality, customer service, and brand recognition. However, the Company cannot eliminate its exposure to fluctuations in commodity market prices for chicken since market prices for value added products also exhibit cyclicality. The Company adds value to its poultry products by performing one or more processing steps beyond the stage where the whole chicken is first saleable as a finished product, such as cutting, deep chilling, packaging and labeling the product.

The Company's prepared chicken product line includes approximately 60 institutional and consumer packaged chicken items that it sells nationally, primarily to distributors and food service establishments. A majority of the prepared chicken items are made to the specifications of food service users.

Whole bird prices per pound, as measured by the Georgia Dock price, fluctuated during the three years ended October 31 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2011				
High	$ .8625	$ .8650	$ .8750	$ .8900*
Low	$ .8500*	$ .8500*	$ .8650	$ .8750
Fiscal 2010				
High	$ .8325	$ .8525	$ .8800*	$ .8800*
Low	$ .8200*	$ .8325	$ .8550	$ .8650
Fiscal 2009				
High	$ .8725	$ .8725	$ .8900*	$ .8800
Low	$ .8675	$ .8550	$ .8600	$ .8250*

* Year High/Low

Sanderson Farms announced plans on April 24, 2008, to invest approximately $126.5 million for construction of a new feed mill, poultry processing plant and hatchery on separate sites in Kinston and Lenoir County, North Carolina. On June 26, 2008, the Company announced its decision to postpone the project due to market conditions and escalating grain prices. On July 23, 2009, the Company announced plans to proceed with the construction and start-up of the Company's Kinston, North Carolina, poultry complex with a revised budget of approximately $121.4 million. The new complex was completed within budget and initial operations began as expected during January 2011. The Kinston facilities comprise a state-of-the-art poultry complex with the capacity, at full production, to process 1,250,000 birds per week for the retail chill pack market. At full capacity the complex will employ approximately 1,500 people, will require 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat. During the fourth quarter of fiscal 2011 the new Kinston processing plant sold 58.8 million pounds of dressed poultry meat.

On March 29, 2010, the Company announced intentions to construct a potential second new poultry complex in North Carolina, subject to various contingencies including, among others, obtaining an acceptable economic incentive package from the state and local governments. The Company announced on February 24, 2011 that this new complex will be placed on hold pending improvement in market fundamentals, including assurance that the supply of corn and other feed grains in the United States and the world will be adequate to meet the demands of end users of such grains at reasonable prices. The project, if completed, will consist of an expansion of the feed mill for the Kinston, North Carolina plant, a hatchery, a processing plant with capacity to process 1.25 million chickens per week and a waste water treatment facility. At full capacity, the plant is expected to employ approximately 1,100 people, will require approximately 150 contract growers and will be equipped to process and sell 8.9 million pounds of dressed poultry meat per week. We will need to indentify a site, obtain permits, enter into construction contracts and complete construction before the complex can open. See "The construction and potential benefits of our new North Carolina facilities are subject to risks and uncertainties" in the Risk Factors Section of our Annual Report.

On February 23, 2011, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $500.0 million from $300.0 million, and to increase the annual capital expenditure limitation to $60.0 million during fiscal year 2011 and $55.0 million for fiscal years 2012, 2013, 2014 and 2015, plus, for each year, up to $10.0 million permitted to be spent in the preceding fiscal year but not actually spent therein. The capital expenditure limitation for fiscal 2011, with the permitted carry over, is $70.0 million. The new credit facility also permits the Company to spend up to $115.0 million in capital expenditures on the construction of a second poultry complex in North Carolina, which expenditures are in addition to the annual limits. Under the facility, the Company may not exceed a maximum debt to total capitalization ratio of 55% from the date of the agreement through October 30, 2014, and 50% thereafter. The Company has a one-time right, at any time during the Company's fiscal year ending October 31, 2011 or October 31, 2012, to increase the maximum debt to total capitalization ratio then in effect by 5% in connection with the construction of a second potential North Carolina complex for the four fiscal quarters beginning on the first day of the fiscal quarter during which the Company gives written notice of its intent to exercise this right. The Company did not exercise this right in fiscal 2011. The facility also sets a minimum net worth requirement that at October 31, 2011 was approximately $450.7 million. The credit remains unsecured and, unless extended, will expire on February 23, 2016.

On October 9, 2008, the Company announced that it filed a Form S-3 "shelf" registration statement with the Securities and Exchange Commission to register for possible future sale of shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued. The Company sold 2.3 million shares of its common stock pursuant to this registration statement on April 7, 2010 at $53.00 per share. The registration statement was set to expire on October 23, 2011, therefore, the Company filed a new registration statement on October 4, 2011 to register for possible future sale shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued.

EXECUTIVE OVERVIEW OF RESULTS — 2011

During fiscal 2011, the Company's margins decreased primarily as a result of higher costs of feed grains in flocks sold and lower overall market prices for poultry products as compared to fiscal 2010. While demand for fresh chicken in the retail grocery store market has been stable, demand from food service customers has remained soft as the overall supply of poultry meat in the United States has increased, resulting in overall lower market prices for poultry products during fiscal 2011 as compared to fiscal 2010. Although leading indicators point to fewer chickens being processed this winter, we believe demand from food service customers will remain weak until overall economic conditions in the United States, employment data and consumer confidence improve. The costs of corn and soybean meal have increased significantly due to several factors, including lower than expected yields of both corn and soybeans during the 2010 crop year and uncertainty regarding size and quality of the 2011 crop. The Company has priced a significant portion of its grain needs for the first half of fiscal 2012. Had it priced the remaining needs at December 15, 2011 market prices, including the additional volume needed during fiscal 2012, cash feed grain prices would be approximately $58.98 million lower during fiscal 2012 as compared to fiscal 2011.

RESULTS OF OPERATIONS — 2011

Net sales during fiscal 2011 were $1,978.1 million as compared to $1,925.4 million during fiscal 2010. Net sales of poultry products during fiscal 2011were $1,871.7 million as compared to $1,803.9 million during fiscal 2010 an increase of $67.8 million or 3.8%. The increase in net sales of poultry products resulted from an increase in the pounds of poultry products sold of 8.7%, offset by a decrease in the average sales price of poultry products of 4.6%. During fiscal 2011 the Company sold 2.79 billion pounds of poultry products, up from 2.57 billion pounds during fiscal 2010, an increase of 224.2 million pounds primarily as a result of the pounds sold from the new Kinston complex and an increase in the Company's average live weight of chickens. The new Kinston complex began initial operation during January 2011 and sold 129.1 million pounds of poultry through October 31, 2011, or 4.6% of the Company's total poultry pounds sold during fiscal 2011. Overall market prices for poultry products decreased during fiscal 2011 as compared to fiscal 2010 as a result of an increase in the supply of poultry products and sluggish demand from food service customers. Urner Barry market prices for boneless breast meat, tenders and jumbo wings decreased significantly during fiscal 2011 as compared to fiscal 2010 by 14.5%, 15.7% and 31.6%, respectively. However, the impact of these decreases was partially offset by improvements during fiscal 2011 in the average Urner Barry prices for bulk leg quarters and the average market price for Georgia Dock whole birds of 19.2% and 1.7%, respectively, as compared to fiscal 2010. Net sales of prepared chicken products during fiscal 2011 and 2010 were $106.4 million and $121.5 million, respectively, or a decrease of 12.4%, resulting from a decrease in the average sales price of prepared chicken products sold of 2.6% and a decrease in the pounds of prepared chicken products sold of 10.1% from 61.0 million pounds during fiscal 2010 to 54.8 million pounds sold during fiscal 2011.

Cost of sales during fiscal 2011 were $2,085.2 million as compared to $1,630.5 million during fiscal 2010, an increase of $454.7 million or 27.9%. Cost of sales of poultry products sold during fiscal 2011 and fiscal 2010 were $1,989.1 million and $1,519.4 million, respectively, an increase of $469.7 million or 30.9%. As illustrated in the table below, the increase in the cost of sales of poultry products sold resulted from an increase in feed costs of $0.1064 per pound or 38.8% and an increase in the pounds of poultry products sold of 8.7%.

Poultry Cost of Sales

(In thousands, except per pound data)

Description	2011 Dollars	2011 Per lb	2010 Dollars	2010 Per lb	Increase Dollars	Increase Per lb
Feed in broiler flocks sold	$ 1,063,646	$ 0.3807	$ 704,733	$ 0.2742	$ 358,913	$ 0.1064
All other cost of sales	$ 925,440	$ 0.3312	$ 814,626	$ 0.3170	$ 110,814	$ 0.0142
Total poultry cost of sales	$ 1,989,086	$ 0.7119	$ 1,519,359	$ 0.5912	$ 469,727	$ 0.1207
Poultry Pounds Sold	2,794,208		2,570,017			

The cost of feed in broiler flocks sold during fiscal 2011 as compared to fiscal 2010 increased $358.9 million or $0.1064 per pound. Excluding feed in broiler flocks sold, all other costs of sales increased $110.8 million, or an increase of $0.0142 per pound of poultry products sold compared to the same period a year ago. These other costs of sales of poultry products include labor, contract grower pay, packaging, freight and certain fixed costs, among other costs, including those same costs incurred at the new Kinston, North Carolina complex during fiscal 2011. The new Kinston complex will have a higher average cost of sales per pound than similar Company complexes, excluding feed costs, until the new Kinston complex reaches full capacity during the second quarter of fiscal 2012. Higher per pound costs at Kinston were the primary factor for the increase per pound of all other cost of sales of $0.0142 during fiscal 2011 as compared to 2010. Costs of sales of the Company's prepared chicken products during fiscal 2011 were $96.2 million as compared to $111.2 million during fiscal 2010, a decrease of $15.0 million or 13.5% and is reflective of the decrease in pounds sold of prepared chicken products.

The Company recorded a charge of $9.0 million to lower the value of live broiler inventories on hand at October 31, 2011 from cost to market value, which resulted primarily from the significant increase in costs for corn and soybean meal. When market conditions are favorable, the Company values the broiler inventories on hand at cost, and accumulates costs as the birds are grown to a marketable age subsequent to the balance sheet date. However, the Company estimates that the cost to grow live birds in inventory on October 31, 2011 to a marketable age and then process and distribute those birds during November and December 2011 will be higher than the anticipated sales price during those months. Accordingly, the Company adjusted the value of live inventory from cost to estimated market value. The Company had no such charge at October 31, 2010 because the Company estimated the cost to grow, process and distribute live birds in inventory on October 31, 2010 was lower than the anticipated sales price of the finish product.

For the twelve months ending October 31, 2011, cost of sales includes adjustments of $59.3 million to record live broiler inventory at market value. Of this amount, $50.3 million is considered a component of cost of sales as the related products have been sold, leaving a $9.0 million reserve at October 31, 2011. These adjustments were necessary because the projected cost at that time to complete, process and sell the broilers was expected to exceed the market value of finished product. No similar adjustments were recorded in fiscal 2010 and 2009.

Selling, general and administrative costs during fiscal 2011 and fiscal 2010 were $72.2 million and $85.1 million, respectively, a decrease of $12.9 million. The following table includes the components of selling, general and administrative costs for the twelve months ended October 31, 2011 and 2010.

Selling, General and Administrative Cost

(In thousands)

Description	2011	2010
ESOP expense	$ 0	$ 9,000
Bonus expense	0	8,352
Stock compensation expense	5,204	7,462
Start up expense	4,502	6,143
Advertising expense	751	637
Trainee cost	4,798	4,459
All other S,G & A	56,962	49,002
Total S,G & A	$ 72,217	$ 85,055

As illustrated in the table above, the decrease in selling, general and administrative costs for fiscal 2011 as compared to fiscal 2010 resulted from accruals during fiscal 2010 to the Company's Employee Stock Ownership Plan and Bonus Award Program. Contributions to these programs are based on profitability, and accordingly, no such accrual has been recorded during fiscal 2011.

The Company's operating loss during fiscal 2011 was $188.4 million as compared to operating income during fiscal 2010 of $209.8 million, a reduction of $398.2 million. The reduction in the Company's operating margin during fiscal 2011 as compared to fiscal 2010 resulted primarily from higher cost of feed grains included in flocks sold and a decline in overall market prices of poultry products, as described above.

Interest expense during fiscal 2011was $6.4 million as compared to interest expense during fiscal 2010 of $2.7 million. The Company capitalized $630,000 of interest costs during fiscal 2011 to the construction of the new complex in Kinston and Lenoir County, North Carolina, all of which was capitalized during November and December 2010 prior to the start up of operations in January 2011. During fiscal 2010 the Company capitalized approximately $1.9 million of interest cost to the construction of the new complex in Kinston and Lenoir County, North Carolina.

The Company's effective tax rate for fiscal 2011 was 34.6% as compared to 35.0% during fiscal 2010. The Company's effective tax rate differs from the statutory federal rate due to state income taxes, certain nondeductible expenses for federal income tax purposes and certain state and federal tax credits.

The net loss during fiscal 2011 was $127.1 million or $5.74 per share as compared to a net income during fiscal 2010 of $134.8 million or $6.07 per share.

EXECUTIVE OVERVIEW OF RESULTS — 2010

During fiscal 2010 as compared to fiscal 2009, the Company's margins improved primarily as a result of higher overall market prices for poultry products, additional pounds of poultry products sold and a decrease of $0.0103 per pound, or 3.6% in feed costs in broiler flocks sold. The Company believes overall market prices for poultry products during fiscal 2010 as compared to fiscal 2009 improved due more from the tightening of the supply of poultry products than an improvement in demand from consumers. While encouraged by the re-opening of Russia to United States poultry products in August 2010 and significantly higher market prices for boneless breast meat and tenders during the fourth quarter of fiscal 2010 as compared to the fourth quarter of fiscal 2009, the Company believes that demand for white meat from food service customers will remain under pressure until overall economic conditions in the United States improve and export demand from Russia and China will continue to be subject to political uncertainty. Feed grain market prices have increased significantly due to multiple factors, including the lower than expected United States corn crop, recent drought conditions in Russia and increased demand for grain from China. The Company had not priced a significant portion of its grain needs for fiscal 2011 as of December 10, 2010. Had it priced those needs at December 10, 2010 market prices, including the additional volume needed during 2011, cash feed grain prices would be approximately $231.2 million higher during fiscal 2011 as compared to fiscal 2010.

RESULTS OF OPERATIONS — 2010

Net sales for fiscal 2010 were $1,925.4 million as compared to $1,789.5 million during fiscal 2009, an increase of $135.9 million or 7.6%. Net sales of poultry products during fiscal 2010 and fiscal 2009 were $1,803.9 million and $1,656.6 million, respectively. The increase of $147.3 million or 8.9% in net sales of poultry products during fiscal 2010 as compared to fiscal 2009 resulted from an increase in the pounds of poultry products sold of 4.7% and an increase in the Company's average sales price of poultry products of 4.0%. The Company sold 2.57 billion pounds of poultry products during fiscal 2010, up from 2.45 billion pounds during fiscal 2009 resulting from an increase in the Company's average live weight of chickens processed of 3.5% and an increase in the number of chickens processed of 2.0%. During fiscal 2009, the Company implemented a planned reduction in pounds of poultry produced in response to weak demand from food service customers. Overall, market prices for poultry products improved during fiscal 2010 as compared to fiscal 2009 as reflected by increases in the average Urner Barry market prices for boneless breast and tenders of 12.3% and 6.8%, respectively. These improvements were somewhat offset by decreases in the average Urner Barry market prices of bulk leg quarters and jumbo wings of 4.2% and 3.2%, respectively, and a decrease in the average Georgia Dock price for whole chickens of 1.3%. Net sales of prepared chicken products during fiscal 2010 were $121.5 million as compared to $132.9 million during fiscal 2009, a decrease of $11.4 million or 8.6%. This was the result of a decrease in the pounds of prepared chicken products sold from 64.8 million pounds sold during fiscal 2009 to 61.0 million pounds sold during fiscal 2010.

Cost of sales during fiscal 2010 were $1,630.5 million as compared to $1,589.2 million during fiscal 2009, an increase of $41.3 million or 2.6%. Cost of sales of poultry products during fiscal 2010 as compared to fiscal 2009 were $1,519.4 million and $1,471.9 million, respectively, an increase of $47.5 million or 3.2%. As illustrated in the table below, the increase in the cost of sales of poultry products resulted from an increase in the pounds of poultry products sold of 4.7% offset by a decrease in feed costs per pound of 3.6%.

Poultry Cost of Sales
(In thousands, except per pound data)

	2010		2009		Increase/(Decrease)	
Description	Dollars	Per lb	Dollars	Per lb	Dollars	Per lb
Feed in broiler flocks sold	$ 704,733	$ 0.2742	$ 698,287	$ 0.2845	$ 6,446	$ (0.0103)
All other cost of sales	$ 814,626	$ 0.3170	$ 773,619	$ 0.3152	$ 41,007	$ 0.0018
Total poultry cost of sales	$ 1,519,359	$ 0.5912	$ 1,471,906	$ 0.5997	$ 47,453	$ (0.0085)
Poultry Pounds Sold	2,570,017		2,454,344			

The cost of feed in broiler flocks sold during fiscal 2010 as compared to fiscal 2009 increased $6.4 million, but decreased $0.0103 per pound. Excluding feed in broiler flocks sold, all other costs of sales increased $41.0 million or $0.0018 per pound of poultry products sold. These other costs of sales of poultry products include labor, contract grower pay, packaging, freight and certain fixed costs, among other costs. All other costs of sales also include bonuses in fiscal 2010 and fiscal 2009 of $11.4 million and $7.5 million, respectively. Costs of sales of the Company's prepared chicken products were $111.2 million during fiscal 2010 as compared to $117.3 million during fiscal 2009, a decrease of $6.1 million or 5.2%.

Selling, general and administrative costs during fiscal 2010 and fiscal 2009 were $85.1 million and $63.7 million, respectively, an increase of $21.4 million. The following table includes the components of selling, general and administrative costs for the twelve months ended October 31, 2010 and 2009.

Selling, General and Administrative Cost

(In thousands)

Description	2010	2009
ESOP expense	$ 9,000	$ 6,000
Bonus expense	8,352	4,406
Stock compensation expense	7,462	5,799
Start up expense	6,143	264
Advertising expense	637	591
Trainee Cost	4,459	2,443
All other S,G & A	49,002	44,160
Total S,G & A	$ 85,055	$ 63,663

As illustrated in the table above, the increase in selling, general and administrative costs during fiscal 2010 as compared to fiscal 2009 resulted from increased accruals related to the Company's Bonus Award and stock compensation plans and the Company's Employee Stock Ownership Plan ("ESOP"). In addition the Company incurred additional administrative costs related to the new Kinston and Lenoir County poultry complex. All costs at Kinston, excluding customer service department costs, after the plant started operations have been included in cost of sales.

Operating income for fiscal 2010 was $209.8 million as compared to operating income for fiscal 2009 of $136.6 million, an improvement of $73.2 million. The increase in the Company's operating income for fiscal 2010 as compared to fiscal 2009 resulted primarily from overall improvement in market prices of poultry products, a decrease in the cost of feed grains and increased profitability due to the additional pounds of poultry products sold during fiscal 2010 as compared to fiscal 2009.

Interest expense during fiscal 2010 was $2.7 million as compared to $9.0 million for fiscal 2009. The decrease in interest expense during fiscal 2010 as compared to fiscal 2009 resulted from lower average outstanding debt and approximately $1.9 million in interest cost capitalized during fiscal 2010 to the new complex under construction in Kinston and Lenoir County, North Carolina. The Company capitalized minimal interest cost during fiscal 2009.

The Company's effective tax rate during fiscal 2010 was 35.0% and differs from the statutory federal rate due to state income taxes, certain nondeductible expenses for federal income tax purposes and state tax credits. The Company's effective tax rate for fiscal 2009 was 35.5% and differs from the statutory federal rate due to state income taxes, certain nondeductible expenses for federal income tax purposes, tax credits available as a result of Hurricane Katrina and state credits unrelated to the hurricane. The federal tax credits related to Hurricane Katrina expired on August 29, 2009. Without the federal tax credits related to Hurricane Katrina, the Company's effective tax rate for fiscal 2009 would have been approximately 36.5%.

Net income for fiscal 2010 was $134.8 million or $6.07 per share as compared to a net income of $82.3 million or $3.94 per share for fiscal 2009.

Liquidity and Capital Resources

The Company's working capital, calculated by subtracting current liabilities from current assets, at October 31, 2011 was $324.3 million and its current ratio, calculated by dividing current assets by current liabilities, was 3.8 to 1. The Company's working capital and current ratio at October 31, 2010 were $238.2 million and 3.2 to 1, respectively. These measures reflect the Company's ability to meet its short term obligations and are included here as a measure of the Company's short term market liquidity. The Company's principal sources of liquidity during fiscal 2011 included cash on hand at October 31, 2010 and borrowings under the Company's revolving credit facility with nineteen banks. As described below, on February 23, 2011 the Company entered into a new revolving credit facility to, among other things, increase the line of credit to $500.0 million from $300.0 million and to extend the term until 2016 from 2013. As of October 31, 2011, the Company had borrowed $222.7 million under the revolving credit facility and had $9.6 million outstanding in letters of credit. As of December15, 2011, the Company had borrowed $232.7 million, leaving $257.7 million available under the new revolving credit facility.

The Company's cash position at October 31, 2011 and October 31, 2010 consisted of $11.1 million and $73.4 million, respectively, in cash and cash equivalents. The Company's ability to invest cash is limited by covenants in its revolving credit agreement to short term, conservative investments. All of the Company's cash at October 31, 2011 and October 31, 2010 was held in checking accounts and highly liquid, overnight investment accounts maintained at two banks. There were no restrictions on the Company's access to its cash and cash investments, and such cash and cash investments were available to the Company on demand to fund its operations.

Cash flows provided by (used in) operating activities during fiscal 2011 and fiscal 2010 were ($204.0) million and $178.4 million, respectively. The decrease in cash flows from operating activities of $382.4 million resulted primarily from higher prices for feed grains, lower overall market prices for poultry products, and funds required to pay for additional inventories of live and processed poultry at the new Kinston facility during fiscal 2011 as compared to fiscal 2010.

Cash flows provided by operating activities during fiscal 2010 and fiscal 2009 were $178.4 million and $162.9 million, respectively, an increase of $15.5 million. The increase in cash flows from operations of $15.5 million resulted primarily from an increase in cash received from customers as a result of the overall higher average prices for poultry products. Also, during fiscal 2009 the Company received refunds of prior year income taxes resulting from the fiscal 2008 net operating loss carryback.

Cash flows provided by (used in) operating activities during fiscal 2009 and fiscal 2008 were $162.9 million and ($55.5) million, respectively. The improvement in cash flows from operations of $218.4 million resulted primarily from the effects of lower market prices for corn and overall improved market prices for poultry products during fiscal 2009 as compared to fiscal 2008. During fiscal 2009, lower feed costs resulted in a significant reduction in cash paid for feed grains and operating activities of $148.3. In addition, the Company benefited from increased cash received from customers of $55.0 million resulting primarily from overall improved market prices for poultry products and a decrease in cash paid to employees of $15.3 million during fiscal 2009 as compared to fiscal 2008. During fiscal 2008, the Company paid bonuses earned by employees and accrued by the Company during fiscal 2007. During fiscal 2009 the Company did not pay any bonuses, although bonuses were accrued in fiscal 2009 for payments in 2010.

Cash flows used in investing activities during fiscal 2011, 2010 and 2009 were $62.8 million, $144.8 million and $25.2 million, respectively. The Company's capital expenditures during fiscal 2011 were $63.0 million and included $18.6 million to complete construction of the Company's new Kinston and Lenoir County, North Carolina complex. Capital expenditures during fiscal 2010 were $144.8 million and included $107.7 million for construction of the Company's new Kinston and Lenoir County, North Carolina complex. During fiscal 2009, the Company spent approximately $25.4 million on planned capital projects, including $3.1 million to begin construction of the Company's new Kinston, North Carolina complex. Excluding the Kinston and Lenoir County complex under construction, the Company's capital expenditures during fiscal 2011, 2010 and 2009 were $44.3 million, $37.1 million and $22.3 million, respectively.

Cash flows provided by (used in) financing activities during fiscal 2011, 2010 and 2009 were $204.4 million, $31.6 million and ($133.8) million, respectively. The Company borrowed $222.7 million during fiscal 2011 under its revolving credit facility to fund operations, primarily higher inventories caused by grain cost, capital budgets and payment of dividends. On April 7, 2010 the Company sold 2.3 million shares of its common stock at $53.00 per share resulting in net proceeds from the secondary offering of $115.1 million. The Company used $40.0 million of the proceeds from the sale of the stock to pay off the outstanding draws under its revolving credit facility. The remaining proceeds of $75.2 million were used to finance a portion of the construction of the new retail poultry complex in Kinston, North Carolina and general corporate purposes. A portion was also used during our fourth fiscal quarter of 2010 to purchase and retire 664,688 shares of common stock in open market transactions at a total cost of $28.4 million. During fiscal 2009 the Company's favorable margins allowed for the net repayment of borrowings under the revolving credit facility of $121.3 million and to fund the 2009 capital budget.

The Company's capital budget for fiscal 2012 is approximately $37.6 million, excluding leases, at November 30, 2011. The 2012 capital budget will be funded by internally generated working capital, cash flows from operations and, as needed, draws under the Company's revolving credit facility. The Company had $267.7 million available under the revolving line of credit at October 31, 2011.

On October 9, 2008, the Company announced that it filed a Form S-3 "shelf" registration statement with the Securities and Exchange Commission to register, for possible future sale, shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued. The Company sold 2.3 million shares of its common stock pursuant to this registration statement on April 7, 2010 at $53.00 per share, as more fully described below. The registration statement was set to expire on October 23, 2011, therefore, the Company filed a new registration statement on October 4, 2011 to register, for possible future sale, shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued.

On March 29, 2010 the Company announced that it had commenced an underwritten registered public offering of 2,000,000 shares of its common stock under its shelf registration statement. In connection with this offering, the Company granted the underwriters a 30-day option to purchase up to an additional 300,000 shares of common stock to cover over-allotments, if any. On April 7, 2010 the Company announced the closing of its underwritten registered public offering of 2,300,000 shares of its common stock, including 300,000 shares issued in connection with the underwriters' exercise of their over-allotment option. The offering price to the public was $53.00 per share. The Company also announced its intent to use the net proceeds from the offering, together with other funds, to finance the construction of its new retail poultry complex in Kinston, North Carolina. Pending such uses, net proceeds from the offering were used to reduce indebtedness and to invest in cash and cash equivalents. The Company has used some of the invested proceeds as working capital and for general corporate purposes.

Sanderson Farms announced plans on April 24, 2008, to invest approximately $126.5 million for construction of a new feed mill, poultry processing plant and hatchery on separate sites in Kinston and Lenoir County, North Carolina. On June 26, 2008, the Company announced its decision to postpone the project due to market conditions and escalating grain prices. On July 23, 2009, the Company announced plans to proceed with the construction and start-up of the Company's Kinston, North Carolina, poultry complex with a revised budget of approximately $121.4 million. The new complex was completed within budget and with initial operations beginning as expected during January 2011. The Kinston facilities comprise a state-of-the-art poultry complex with the capacity at full production to process 1,250,000 birds per week for the retail chill pack market. At full capacity the complex will employ approximately 1,500 people, will require 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat.

As announced on March 29, 2010, the Company plans to construct a potential second new poultry complex in North Carolina, subject to various contingencies including, among others, obtaining an acceptable economic incentive package from the state and local governments. The Company announced on February 24, 2011 that this new complex would be placed on hold pending improvement in market fundamentals, including assurance that the supply of corn and other feed grains in the United States and the world will be adequate to meet the demands of end users of such grains at reasonable prices. The project, if completed, will consist of an expansion of the feed mill for the Kinston, North Carolina plant, a hatchery, a processing plant with capacity to process 1.25 million chickens per week and a waste water treatment facility. At full capacity, the plant is expected to employ approximately 1,100 people, will require approximately 150 contract growers and will be equipped to process and sell 8.9 million pounds of dressed poultry per week. The Company will need to indentify a site, obtain permits, enter into construction contracts and complete construction before the complex can open. See "The construction and potential benefits of our new North Carolina facilities are subject to risks and uncertainties" in the Risk Factors Section of our Annual Report on Form 10-K for the year ended October 31, 2011.

On February 23, 2011, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $500.0 million from $300.0 million, and to increase the annual capital expenditure limitation to $60.0 million during fiscal year 2011 and $55 million for fiscal years 2012, 2013, 2014 and 2015, plus, for each year, up to $10.0 million permitted to be spent in the preceding fiscal year but not actually spent therein. The capital expenditure limitation for fiscal 2011, with the permitted carry over, is $70.0 million. The new credit facility also permits the Company to spend up to $115.0 million in capital expenditures on the construction of a second poultry complex in North Carolina, which expenditures are in addition to the annual limits. Under the facility the Company may not exceed a maximum debt to total capitalization ratio of 55% from the date of the agreement through October 30, 2014, and 50% thereafter. The Company has a one-time right, at any time during the Company's fiscal year ending October 31, 2011 or October 31, 2012, to increase the maximum debt to total capitalization ratio then in effect by 5% in connection with the construction of a second potential North Carolina complex for the four fiscal quarters beginning on the first day of the fiscal quarter during which the Company gives written notice of its intent to exercise this right. The Company did not exercise this right in fiscal 2011. The facility also sets a minimum net worth requirement which, at October 31, 2011, was approximately $450.7 million. The credit remains unsecured and, unless extended, will expire on February 23, 2016. As of October 31, 2011, the Company had borrowed $222.7 million under the revolving credit facility and had $9.6 million in outstanding letters of credit. As of December 15, 2011, the Company had borrowed $232.7 million under the revolving credit facility, leaving $257.7 million available under the revolving credit facility.

The Company regularly evaluates both internal and external growth opportunities, including acquisition opportunities and the possible construction of new production assets, and conducts due diligence activities in connection with such opportunities. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company's ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company's balance sheet, are critical considerations in any such evaluation.

Contractual Obligations

Obligations under long-term debt, long-term capital leases, non-cancelable operating leases, purchase obligations relating to feed grains, other feed ingredients and packaging supplies and claims payable relating to the Company's workers' compensation insurance policy at October 31, 2011 were as follows (in thousands):

	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-term debt	$ 272,701	$ 10,000	$ 20,000	$ 242,701	$ 0
Capital lease obligations	12,075	1,106	1,556	9,413	0
Interest on long-term debt	24,008	6,724	11,440	5,844	0
Operating leases	10,787	4,227	4,081	2,479	0
Purchase obligations:					
Feed grains, feed ingredients and packaging supplies	353,187	323,518	29,669	0	0
Construction contracts	2,330	2,330	0	0	0
Aircraft	3,800	3,800	0	0	0
Claims payable	12,141	8,841	3,300	0	0
Total	$ 691,029	$ 360,546	$ 70,046	$ 260,437	$ 0

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions, and the differences could be material.

Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to the Company), estimates of the recoverability of amounts due could be reduced by a material amount, and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Inventories

Processed and prepared inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market. When market prices for poultry are low and feed grains are high, the Company may be required to write down the carrying values of processed poultry and feed inventories to fair market value, which would increase the Company's cost of sales.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The cost associated with broiler inventories, consisting principally of chicks, feed, medicine and payments to the growers who raise the chicks for us, are accumulated during the growing period. The cost associated with breeder inventories, consisting principally of breeder chicks, feed, medicine and grower payments are accumulated during the growing period. Capitalized breeder costs are then amortized over nine months using the straight-line method. Mortality of broilers and breeders is charged to cost of sales as incurred. If market prices for chicks, feed or medicine or if grower payments increase (or decrease) during the period, the Company could have an increase (or decrease) in the market value of its inventory as well as an increase (or decrease) in cost of sales. Should the Company decide that the nine month amortization period used to amortize the breeder costs is no longer appropriate as a result of operational changes, a shorter (or longer) amortization period could increase (or decrease) the cost of sales recorded in future periods. High mortality from disease or extreme temperatures would result in abnormal charges to cost of sales to write-down live poultry inventories.

The Company made an adjustment to the value of its live inventories at October 31, 2011. As with processed inventories, the value of live chickens, the costs for which are accumulated during the life of a flock as each flock is fed and cared for, must be at the lower of cost or market. Because of relatively low market prices for poultry during November and December 2011 and high feed grains, the projected cost to complete, process and sell broilers included in live inventory at October 31, 2011 is expected to exceed the market value for the finished product. Accordingly, the Company's results for the year ended October 31, 2011 include a charge of $9.0 million before income taxes to reduce the value of live inventories from cost to market. The Company's live broiler inventories are recorded at cost at October 31, 2010 and 2009 because the estimated market value was higher than the estimated cost to complete those live broiler inventories. Breeders are generally not subject to lower of cost or market reserves due to their longer production lives.

Long-Lived Assets

Depreciable long-lived assets are primarily comprised of buildings and machinery and equipment. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. An increase or decrease in the estimated useful lives would result in changes to depreciation expense.

The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances that indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying value of the long-lived asset to the estimated fair value of the asset. If the Company's assumptions with respect to the future expected cash flows associated with the use of long-lived assets currently recorded change, then the Company's determination that no impairment charges are necessary may change and result in the Company recording an impairment charge in a future period.

Accrued Self Insurance

Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. If historical experience proves not to be a good indicator of future expenses, if management were to use different actuarial assumptions, or if there is a negative trend in the Company's claims history, there could be a significant increase (or decrease) in cost of sales depending on whether these expenses increased or decreased, respectively.

Income Taxes

The Company determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for financial and income tax purposes. The Company is periodically audited by taxing authorities and considers any adjustments made as a result of the audits in computing the Company's income tax expense. Any audit adjustments affecting permanent differences could have an impact on the Company's effective tax rate.

Deferred income taxes are accounted for using the liability method and relate principally to depreciation expense, stock based compensation programs and self-insurance programs accounted for differently for financial and income tax purposes.

Valuation allowances are recorded when it is likely a tax benefit will not be realized for a deferred tax asset.

Contingencies

The Company is involved in various claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operations or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. After a considerable analysis of each case, the Company determines the amount of reserves required, if any. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed reasonably estimable and probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of reserves or by accruals of losses to reflect any adverse determinations of these legal proceedings.

New Accounting Pronouncements

In May 2011, FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". The amendments in this update generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This update is effective for annual and interim periods beginning after December 15, 2011. We do not expect this update to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

The Company is a purchaser of certain commodities, primarily corn and soybean meal, for use in manufacturing feed for its chickens. As a result, the Company's earnings are affected by changes in the price and availability of such feed ingredients. Feed grains are subject to volatile price changes caused by factors described below that include weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. The price fluctuations of feed grains have a direct and material effect on the Company's profitability.

Generally, the Company purchases feed ingredients for deferred delivery from one month to six months after the time of purchase. The Company sometimes purchases its feed ingredients for prompt delivery to its feed mills at market prices at the time of such purchases. The grain purchases are made directly with our usual grain suppliers, which are companies in the regular business of supplying grain to end users, and do not involve options to purchase. Such purchases occur when senior management concludes that market factors indicate that prices at the time the grain is needed are likely to be higher than current prices, or where, based on current and expected market prices for the Company's poultry products, management believes it can purchase feed ingredients at prices that will allow the Company to earn a reasonable return for its shareholders. Market factors considered by management in determining whether or not and to what extent to buy grain for deferred delivery include:

- Current market prices;
- Current and predicted weather patterns in the United States, South America, China and other grain producing areas, as such weather patterns might affect the planting, growing, harvesting and yield of feed grains;
- The expected size of the harvest of feed grains in the United States and other grain producing areas of the world as reported by governmental and private sources;
- Current and expected changes to the agricultural policies of the United States and foreign governments;
- The relative strength of United States currency and expected changes therein as it might impact the ability of foreign countries to buy United States feed grain commodities;
- The current and expected volumes of export of feed grain commodities as reported by governmental and private sources;
- The current and expected use of available feed grains for uses other than as livestock feed grains (such as the use of corn for the production of ethanol, which use is impacted by the price of crude oil); and
- Current and expected market prices for the Company's poultry products.

The Company purchases physical grain, not financial instruments such as puts, calls or straddles that derive their value from the value of physical grain. Thus, the Company does not use derivative financial instruments as defined by in ASC 815, "Accounting for Derivatives for Instruments and Hedging Activities." The Company does not enter into any derivative transactions or purchase any grain-related contracts other than the physical grain contracts described above.

The cost of feed grains is recognized in cost of sales, on a first-in-first-out basis, at the same time that the sales of the chickens that consume the feed grains are recognized.

The Company's interest expense is sensitive to changes in the general level of interest rates in the United States. The Company maintains certain of its debt as fixed rate in nature to mitigate the impact of fluctuations in interest rates. The fair value of the Company's fixed rate debt approximates the carrying amount at October 31, 2011. Management believes the potential effects of near-term changes in interest rates on the Company's debt are not material.

The Company is a party to no other market risk sensitive instruments requiring disclosure.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited the accompanying consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanderson Farms, Inc. and subsidiaries at October 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sanderson Farms, Inc.'s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 20, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 20, 2011

See accompanying notes.

SANDERSON FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	October 31, 2011	October 31, 2010
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 11,075	$ 73,419
Accounts receivable, less allowance of $1,373,000 in 2011 and 2010	94,021	92,467
Inventories	211,753	153,289
Refundable income taxes	88,512	0
Deferred income taxes	6,357	1,760
Prepaid expenses	26,240	24,033
Total current assets	437,958	344,968
Property, plant and equipment:		
Land and buildings	425,911	432,292
Machinery and equipment	513,624	451,346
	939,535	883,638
Accumulated depreciation	(434,030)	(389,911)
	505,505	493,727
Other assets	5,058	2,925
Total assets	$ 948,521	$ 841,620
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 66,761	$ 49,437
Accrued expenses	35,795	56,317
Current maturities of long-term debt	11,106	1,048
Total current liabilities	113,662	106,802
Long-term debt, less current maturities	273,670	62,075
Claims payable	3,300	2,100
Deferred income taxes	50,989	24,930
Stockholders' equity:		
Preferred Stock:		
Series A Junior Participating Preferred Stock, $100 par value: authorized shares-500,000; none issued - Par value to be determined by the Board of Directors: authorized shares-4,500,000; none issued		
Common Stock, $1 par value: authorized shares-100,000,000; issued and outstanding shares-22,227,536 in 2011 and 22,077,559 in 2010	22,228	22,078
Paid-in capital	131,172	127,580
Retained earnings	353,500	496,055
Total stockholders' equity	506,900	645,713
Total liabilities and stockholders' equity	$ 948,521	$ 841,620

See accompanying notes.

SANDERSON FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended October 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Net sales	$ 1,978,085	$ 1,925,445	$ 1,789,508
Cost and expenses:			
Cost of sales	2,085,248	1,630,549	1,589,235
Live inventory adjustment	9,000	0	0
Selling, general and administrative	72,217	85,055	63,663
	2,166,465	1,715,604	1,652,898
Operating income (loss)	(188,380)	209,841	136,610
Other income (expense):			
Interest income	41	103	29
Interest expense	(6,413)	(2,708)	(9,019)
Other	510	19	6
	(5,862)	(2,586)	(8,984)
Income (loss) before income taxes	(194,242)	207,255	127,626
Income tax expense (benefit)	(67,165)	72,435	45,307
Net income (loss)	$ (127,077)	$ 134,820	$ 82,319
Earnings (loss) per share:			
Basic	$ (5.74)	$ 6.07	$ 3.94
Diluted	$ (5.74)	$ 6.07	$ 3.94
Dividends per share	$ .68	$ .62	$ .57

See accompanying notes.

SANDERSON FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	(In thousands, except shares and per share amounts)				
Balance at October 31, 2008	20,288,643	$ 20,289	$ 28,859	$ 304,819	$ 353,967
Net income for year				82,319	82,319
Cash dividends ($.57 per share)				(11,907)	(11,907)
Issuance of common stock under stock compensation plans	44,994	45	124		169
Issuance of restricted common stock under stock compensation plans			362		362
Amortization of unearned compensation			5,798		5,798
Balance at October 31, 2009	20,333,637	$ 20,334	$ 35,143	$ 375,231	$ 430,708
Net income for year				134,820	134,820
Cash dividends ($.62 per share)				(13,996)	(13,996)
Secondary offering of common stock	2,300,000	2,300	112,798		115,098
Purchase and retirement of common stock	(664,688)	(665)	(27,708)		(28,373)
Issuance of common stock under stock compensation plans	108,610	109	(1,149)		(1,040)
Issuance of restricted common stock under stock compensation plans			978		978
Amortization of unearned compensation			7,518		7,518
Balance at October 31, 2010	22,077,559	$ 22,078	$ 127,580	$ 496,055	$ 645,713
Net loss for year				(127,077)	(127,077)
Cash dividends ($.68 per share)				(15,478)	(15,478)
Issuance of common stock under stock compensation plans	149,977	150	(2,856)		(2,706)
Issuance of restricted common stock under stock compensation plans			945		945
Amortization of unearned compensation			5,503		5,503
Balance at October 31, 2011	22,227,536	$ 22,228	$ 131,172	$ 353,500	$ 506, 900

See accompanying notes.

SANDERSON FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,		
	2011	2010	2009
		(In thousands)	
Operating activities			
Net income (loss)	$ (127,077)	$ 134,820	$ 82,319
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	51,661	44,430	43,197
Amortization of unearned compensation	5,503	7,518	5,798
Live inventory adjustment	9,000	0	0
Provision for losses on accounts receivable	0	82	367
Deferred income taxes	21,462	3,665	15,305
Change in assets and liabilities:			
Accounts receivable	(1,554)	(24,088)	(5,312)
Inventories	(67,464)	(12,768)	(3,506)
Refundable income taxes	(88,512)	0	29,465
Prepaid expenses and other assets	(4,995)	(5,719)	(3,112)
Accounts payable	17,324	12,559	(13,555)
Accrued expenses and claims payable	(19,322)	17,910	11,942
Total adjustments	(76,897)	43,589	80,589
Net cash provided by (used in) operating activities	(203,974)	178,409	162,908
Investing activities			
Capital expenditures	(62,958)	(144,847)	(25,356)
Net proceeds from sale of property and equipment	174	18	153
Net cash used in investing activities	(62,784)	(144,829)	(25,203)
Financing activities			
Borrowings from revolving line of credit	222,701	10,000	65,000
Payments on revolving line of credit	0	(50,000)	(186,307)
Principal payments on long-term debt	(678)	(31)	(152)
Principal payments on capital lease obligations	(370)	(991)	(937)
Dividends paid	(15,478)	(13,996)	(11,907)
Net proceeds from secondary offering of common stock	0	115,098	0
Purchase of common stock	0	(28,373)	0
Tax benefit from stock incentive plans	70	405	6
Proceeds from issuance of restricted stock under stock compensation plans	945	978	362
Proceeds (payments) from issuance of common stock under stock compensation plans	(2,776)	(1,445)	163
Net cash provided by (used in) financing activities	204,414	31,645	(133,772)
Net change in cash and cash equivalents	(62,344)	65,225	3,933
Cash and cash equivalents at beginning of year	73,419	8,194	4,261
Cash and cash equivalents at end of year	11,075	73,419	8,194
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 4,391	$ 62,625	$ 536
Interest paid	$ 6,581	$ 4,667	$ 9,878

See accompanying notes.

SANDERSON FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Sanderson Farms, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Business: The Company is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and other prepared food items. The Company's net sales and cost of sales are significantly affected by market price fluctuations of its principal products sold and of its principal feed ingredients, corn and other grains.

The Company sells to retailers, distributors and casual dining operators primarily in the southeastern, southwestern, northeastern and western United States. Revenue is recognized when product is delivered to customers. Revenue on certain international sales is recognized upon transfer of title, which may occur after shipment. Management periodically performs credit evaluations of its customers' financial condition and generally does not require collateral. One customer accounted for more than 10% of consolidated sales for each of the years ended October 31, 2011, 2010 and 2009. Shipping and handling costs are included as a component of cost of sales.

The Company's sales of poultry and prepared chicken products to external customers are made in various forms depending on individual customer needs. Gross sales for all poultry and prepared chicken products to external customers during fiscal 2011, 2010 and 2009 were $2.029 billion, $1.975 billion and $1.833 billion, respectively. Gross sales of fresh ice packed chicken made primarily to food service customers totaled approximately $287.8 million, $328.3 million and $275.3 million in fiscal 2011, 2010 and 2009, respectively. Gross sales of chill pack chicken made primarily to retail grocery store customers totaled approximately $670.1 million, $576.2 million and $584.4 million in fiscal 2011, 2010 and 2009, respectively. Gross sales of frozen chicken made primarily to export customers totaled approximately $272.0 million, $218.1 million and $198.2 million in fiscal 2011, 2010 and 2009, respectively. Gross sales of fresh CVP packed chicken made primarily to food service customers totaled approximately $690.8 million, $730.0 million and $640.9 million in fiscal 2011, 2010 and 2009, respectively. Gross sales of prepared, partially cooked chicken made primarily to food service customers totaled approximately $107.9 million, $122.5 million and $133.7 million in fiscal 2011, 2010 and 2009, respectively. Sales of mechanically deboned meat made primarily to customers who further process the meat are included in sales of fresh ice packed chicken above and totaled approximately $23.9 million, $20.3 million and $21.2 million in fiscal 2011, 2010 and 2009, respectively. Sales of offal to rendering companies are considered by products, accordingly, these revenues reduce cost of sales and totaled $35.4 million, $22.9 million and $20.4 million in fiscal 2011, 2010 and 2009, respectively.

The Company sells certain of its products either directly to foreign markets or to U.S based customers who resell the product in foreign markets. These foreign markets are primarily Russia, Eastern Europe, China, Mexico and the Caribbean. These export sales for fiscal years 2011, 2010 and 2009 totaled approximately $253.8 million, $191.4 million and $177.3 million, respectively. The Company does not believe that the amount of sales attributable to any single foreign country is material to its total sales during any of the periods presented. The Company's export sales are facilitated through independent food brokers located in the United States and the Company's internal sales staff.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investments with maturities of ninety days or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts: In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Inventories: Processed and prepared inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The costs associated with breeders, including breeder chicks, feed, medicine and grower pay, are accumulated up to the production stage and amortized over nine months using the straight-line method.

When the projected cost to complete, process and sell broilers exceeds the expected market value for the finished product, the Company records a reserve to reduce the value of live inventories from cost to market.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is provided by the straight-line and units of production methods over the estimated useful lives of 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. During fiscal 2011, 2010 and 2009, the Company capitalized interest of $630,000, $1,945,557 and $7,112 to the new complex under construction in Kinston, North Carolina.

Impairment of Long-Lived Assets: The Company continually reevaluates the carrying value of its long-lived assets based on events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation and when indicators are present, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, based on the fair value of the assets, is recognized through a charge to operations.

Self-Insurance Programs: Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. Any resulting adjustments to accrued claims are reflected in current operating results.

Advertising and Marketing Costs: The Company expenses advertising costs as incurred. Advertising costs are included in selling, general and administrative expenses and totaled $732,000, $637,000 and $591,000 for fiscal 2011, 2010 and 2009, respectively.

Income Taxes: Deferred income taxes are accounted for using the liability method and relate principally to depreciation expense, stock based compensation programs and self-insurance programs accounted for differently for financial and income tax purposes.

Valuation allowances are recorded when it is likely a tax benefit will not be realized for a deferred tax asset.

Share Based Compensation: The Company accounts for all share-based payments to employees, including grants of employee stock options, restricted stock and performance-based shares in the income statement based on their fair values.

Earnings Per Share: Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Share-based payment awards entitling holders to receive non-forfeitable dividends before vesting are considered participating securities and thus included in the calculation of basic earnings per share. These awards are included in the calculation of basic earnings per share under the two-class method. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends are allocated the same amount of income as if they were outstanding shares. Diluted earnings per share includes any dilutive effects of options, warrants, restricted stock and convertible securities.

Fair Value of Financial Instruments: The Company holds certain items that are required to be measured at fair value, primarily cash equivalents representing overnight investments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level hierarchy is followed for disclosure to show the extent and level of judgment used to estimate fair value measurements:

Level 1 – Inputs used to measure fair value are unadjusted quoted prices that are available in active markets for the identical assets or liabilities as of the reporting date.

Level 2 – Inputs used to measure fair value, other than quoted prices included in Level 1, are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3 – Inputs used to measure fair value are unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

At October 31, 2011 and 2010, the fair value of the Company's cash equivalents of approximately $18.8 million and $35.9 million, respectively, approximated their carrying value due to the short maturity of these financial instruments and were categorized as a Level 2 measurement. Inputs used to measure fair value were primarily recent trading prices and prevailing market interest rates.

Fair values for debt are based on quoted market prices or published forward interest rate curves. The fair value and carrying value of the Company's borrowings under its credit facilities, long-term debt and capital lease obligations were as follows (in millions):

	October 31, 2011		October 31, 2010	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Total Debt (In millions)	$ 285	$ 285	$ 71	$ 63

Reclassification: The Company has made reclassifications to prior year financial statements to conform with the presentation for the current year financial statements. The reclassifications are for consistency of presentation and do not affect previously reported net income (loss), stockholders' equity or total assets.

Impact of Recently Issued Accounting Standards: In May 2011, FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". The amendments in this update generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. This update is effective for annual and interim periods beginning after December 15, 2011. We do not expect this update to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2. Inventories

Inventories consisted of the following:

	October 31,	
	2011	2010
	(In thousands)	
Live poultry-broilers (net of reserve) and breeders	$ 124,260	$ 96,962
Feed, eggs and other	43,628	27,732
Processed poultry	27,892	14,255
Prepared chicken	9,392	8,611
Packaging materials	6,581	5,729
	$ 211,753	$ 153,289

The Company recorded an adjustment to value its live broilers at October 31, 2011 at market value rather than at cost. The value of live chickens, the cost for which is accumulated during the life of a flock as each flock is fed and cared for, is recorded at the lower of cost or market value. Because market prices for corn and soybean meal are relatively high, the projected cost to complete, process and sell broilers included in live inventory at October 31, 2011 is expected to exceed the market value for the finished product. Therefore, the Company's results for fiscal 2011 include a charge of $9.0 million before income taxes to reduce the value of live inventories from cost to market value. The Company's live broiler inventory at October 31, 2010 was recorded at cost, because the projected cost at that time to complete, process and sell broilers in inventory at October 31, 2010 was not expected to exceed the market value of the finished product. The Company recorded the inventory of breeders at October 31, 2011 and October 31, 2010 at cost, less accumulated amortization. Breeders are generally not subject to lower of cost or market reserves due to their longer production lives.

For the twelve months ending October 31, 2011, cost of sales includes adjustments of $59.3 million to record live broiler inventory at market value. Of this amount, $50.3 million is considered a component of cost of sales as the related products have been sold, leaving a $9.0 million reserve at October 31, 2011. These adjustments were necessary because the projected cost at that time to complete, process and sell the broilers was expected to exceed the market value of finished product. No similar adjustments were recorded in fiscal 2010 and 2009.

The Company's inventory of live poultry was higher at October 31, 2011 as compared to October 31, 2010 due to significantly higher grain prices and additional units of broilers in inventory at October 31, 2011, as compared to October 31, 2010. The increase in the number of live broilers in inventory at October 31, 2011 resulted from additional units of live poultry at the new complex in Kinston and Lenoir County, North Carolina.

The increase in inventory of processed poultry resulted primarily from relatively higher grain prices, additional units of export product in inventory at October 31, 2011 as compared to October 31, 2010, which resulted from the timing of export sales, and additional units of processed poultry at the Company's new complex in Kinston and Lenoir County, North Carolina.

The increase in packaging materials resulted primarily from additional units in inventory at October 31, 2011 as compared to October 31, 2010, at the Company's new complex in Kinston and Lenoir County, North Carolina.

3. Prepaid expenses

Prepaid expenses consisted of the following:

	October 31,	
	2011	**2010**
	(In thousands)	
Parts and supplies	$ 13,971	$ 11,896
Prepaid insurance	8,470	10,856
Other prepaid expenses	3,799	1,281
	$ 26,240	$ 24,033

4. Accrued expenses

Accrued expenses consisted of the following:

	October 31,	
	2011	**2010**
	(In thousands)	
Accrued bonuses	$ 0	$ 19,769
Accrued wages	6,187	4,554
Workers' compensation claims	8,841	8,545
Accrued vacation	4,989	4,554
Accrued income taxes	0	4,578
Accrued rebates	5,014	3,670
Accrued property taxes	4,762	4,951
Post retirement benefit	1,450	1,756
Accrued payroll taxes	1,961	1,018
Deferred revenue	200	1,100
Other accrued expenses	2,391	1,822
	$ 35,795	$ 56,317

The decrease in accrued bonuses resulted from accruals during fiscal 2010 for the Company's Bonus Award Program. Contributions to these programs are based on profitability, and accordingly, no such accrual has been recorded for fiscal 2011.

5. Long-Term debt and capital lease obligations

Long-term debt and capital lease obligations consisted of the following:

	October 31,	
	2011	2010
	(In thousands)	
Revolving credit agreement with banks (weighted average rate of 2.3% at October 31, 2011)	$ 222,701	$ 0
Term loan, accruing interest at 6.12%, maturing in 2016	50,000	50,000
Capital lease obligation, imputed interest at 5.53%, due in monthly installments of $112,015, including interest, maturity in 2015	11,685	12,363
6% Mississippi Business Investment Act bond-capital lease obligation, due November 1, 2012	390	760
	284,776	63,123
Less current maturities of long-term debt and capital leases	11,106	1,048
	$ 273,670	$ 62,075

On February 23, 2011, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $500.0 million from $300.0 million, and to increase the annual capital expenditure limitation to $60.0 million during fiscal year 2011 and $55 million for fiscal years 2012, 2013, 2014 and 2015, plus, for each year, up to $10.0 million permitted to be spent in the preceding fiscal year but not actually spent therein. The capital expenditure limitation for fiscal 2011, with the permitted carry over, is $70.0 million. The new credit facility also permits the Company to spend up to $115.0 million in capital expenditures on the construction of a second poultry complex in North Carolina, which expenditures are in addition to the annual limits. Under the facility the Company may not exceed a maximum debt to total capitalization ratio of 55% from the date of the agreement through October 30, 2014, and 50% thereafter. The Company has a one-time right, at any time during the Company's fiscal year ending October 31, 2011 or October 31, 2012, to increase the maximum debt to total capitalization ratio then in effect by 5% in connection with the construction of a second potential North Carolina complex for the four fiscal quarters beginning on the first day of the fiscal quarter during which the Company gives written notice of its intent to exercise this right. The Company did not exercise this right in fiscal 2011. The facility also sets a minimum net worth requirement which, at October 31, 2011, was approximately $450.7 million. The credit remains unsecured and, unless extended, will expire on February 23, 2016. As of October 31, 2011, the Company had borrowed $222.7 million under the revolving credit facility and had $9.6 million in outstanding letters of credit. As of December 15, 2011, the Company had borrowed $232.7 million under the revolving credit facility, leaving $257.7 million available under the revolving credit facility.

The Company has the option to borrow funds under the revolving line of credit based on the Prime interest rate or the Libor interest rate plus a spread ranging from 0.75% to 2.5%. The spread on Libor borrowings and the commitment fee for the unused balance of the revolving credit agreement are determined based upon the Company's leverage ratio as follows:

Level	Leverage Ratio	Spread	Commitment Fee
1	< 25%	0.75%	0.35%
2	≥ 25% and < 35%	1.00%	0.40%
3	≥ 35% and < 45%	1.50%	0.45%
4	≥ 45% and < 55%	2.00%	0.50%
5	≥ 55%	2.50%	0.50%

The term loan consists of a private placement of $50.0 million in unsecured debt. The term loan matures in 2016 with annual principal installments of $10.0 million beginning in 2012. The term loan has net worth, current ratio and debt to capitalization covenants comparable to that of the Company's revolving credit facility. The Company was in compliance with all covenants at October 31, 2011.

The aggregate annual maturities of long-term debt and capital lease obligations at October 31, 2011 are as follows (in thousands):

Fiscal Year	Amount
2012	$ 11,106
2013	10,757
2014	10,799
2015	19,413
2016	232,701
Thereafter	0
	$ 284,776

6. Income Taxes

Income tax expense (benefit) consisted of the following:

	Years Ended October 31,		
	2011	2010	2009
	(In thousands)		
Current:			
Federal	$ (84,207)	$ 63,479	$ 26,642
State	(4,420)	5,291	3,360
	(88,627)	68,770	30,002
Deferred:			
Federal	23,656	2,622	13,546
State	(11,869)	1,043	1,759
Change in valuation allowance	9,675	0	0
	21,462	3,665	15,305
	$ (67,165)	$ 72,435	$ 45,307

Significant components of the Company's deferred tax assets and liabilities were as follows:

	October 31,	
	2011	2010
	(In thousands)	
Deferred tax liabilities:		
Property, plant and equipment	$ 65,015	$ 36,145
Prepaid and other assets	1,420	2,105
Total deferred tax liabilities	66,435	38,250
Deferred tax assets:		
Accrued expenses and accounts receivable	8,344	6,490
Inventory	3,575	235
Compensation on restricted stock	8,504	8,355
State income tax credits	9,675	0
Other	1,380	0
Valuation allowance	(9,675)	0
Total deferred tax assets	21,803	15,080
Net deferred tax liabilities	$ 44,632	$ 23,170
Current deferred tax assets	$ (6,357)	$ (1,760)
Long-term deferred tax liabilities	50,989	24,930
Net deferred tax liabilities	$ 44,632	$ 23,170

The differences between the consolidated effective income tax rate and the federal statutory rate of 35.0% are as follows:

	Years Ended October 31,		
	2011	2010	2009
		(In thousands)	
Income taxes at statutory rate	$ (67,985)	$ 72,534	$ 44,669
State income taxes	(4,299)	4,117	3,327
State income tax credits	(9,675)	(273)	(517)
Federal income tax credits	(748)	(463)	(1,683)
Federal manufacturers (deduction) recapture	5,281	(4,129)	(1,877)
Other, net	586	649	1,388
Change in valuation allowance	9,675	0	0
Income tax expense (benefit)	$ (67,165)	$ 72,435	$ 45,307

Included in the deferred tax assets at October 31,2011 are North Carolina Investing in Business Property Credit and North Carolina Jobs Credits totaling $9,675,000. The Investing in Business Property Credit provides a 7% investment tax credit for property located in a North Carolina development area. The Creating Jobs Credit provides a tax credit for increased employment in North Carolina. It is management's opinion that the North Carolina income tax credits will not be utilized before they expire and a $9,675,000 gross valuation allowance has been recorded. These credits expire between fiscal years 2017 and 2020.

7. Earnings Per Share

Certain share-based payment awards entitling holders to receive non-forfeitable dividends before vesting are considered participating securities and thus included in the calculation of basic earnings per share, to the extent they are dilutive. These awards are included in the calculation of basic earnings per share under the two-class method. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends are allocated the same amount of income as if they were outstanding shares.

The following table presents earnings (loss) per share calculated in accordance with requirements of ASC 260.

	For the year ended	
	October 31, 2011	October 31, 2010
Net income	$ (127,077)	$ 134,820
Distributed and undistributed (earnings) to unvested restricted stock	0	(3,571)
Distributed and undistributed earnings to common shareholders — Basic	$ (127,077)	$ 131,249
Weighted average shares outstanding — Basic	22,130	21,625
Weighted average shares outstanding — Diluted	22,130	21,632
Earnings per common share — Basic	$ (5.74)	$ 6.07
Earnings per common share — Diluted	$ (5.74)	$ 6.07

8. Employee Benefit Plans

The Company has an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP are made at the discretion of the Company's Board of Directors. Total contributions to the ESOP were $9,000,000 and $6,000,000 in fiscal 2010 and 2009, respectively. The Company did not make a contribution to the ESOP during fiscal 2011, as contributions are dependent upon profitability.

The Company has a 401(k) Plan which covers substantially all employees after one year of service. Participants in the Plan may contribute up to the maximum allowed by IRS regulations. The Company matches 100% of employee contributions to the 401(k) Plan up to 3% of each employee's salary and 50% of employee contributions between 3% and 5% of each employee's salary. The Company's contributions to the 401(k) Plan totaled $4,992,000 in fiscal 2011, $4,505,000 in fiscal 2010 and $3,857,000 in fiscal 2009.

9. Stock Compensation Plans

On February 17, 2005, the shareholders of the Company approved the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan (the "Plan"). The Plan allows the Company's Board of Directors to grant certain incentive awards including stock options, stock appreciation rights, restricted stock, and other similar awards. The Company was authorized to award up to 2,250,000 shares under the Plan. On February 17, 2011, the shareholders approved changes to the plan to increase the shares that may be issued under the plan from 2,250,000 to 3,500,000 shares and to increase the number of shares that may be granted in the form of restricted stock from 562,500 to 1,562,500 shares.

Pursuant to the Plan, on February 23, 2005, the Company's Board of Directors approved agreements for the issuance of restricted stock to directors, executive officers and other key employees as designated by the Company's Board of Directors. Restricted stock granted in fiscal 2009, 2010 and 2011 vests three to four years from the date of grant. In some cases, the vesting schedule is accelerated upon death, disability or retirement of the participant or upon a change in control, as defined. Restricted stock grants are valued based upon the closing market price of the Company's Common Stock on the date of grant and are recognized as compensation expense over the vesting period. Compensation expense related to restricted stock grants totaled $3,816,000, $4,055,000, $5,016,000 during fiscal 2011, 2010 and 2009, respectively.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Shares	Weighted Average Grant Price
Outstanding at October 31, 2006	379,000	$ 43.81
Granted during fiscal 2007	15,000	$ 33.70
Vested during 2007	0	$ 0.00
Forfeited during 2007	(5,050)	$ 42.62
Outstanding at October 31, 2007	388,950	$ 42.79
Granted during fiscal 2008	45,209	$ 35.00
Vested during 2008	(21,000)	$ 44.56
Forfeited during 2008	(3,485)	$ 41.36
Outstanding at October 31, 2008	409,674	$ 41.86
Granted during fiscal 2009	78,826	$ 36.12
Vested during 2009	(9,000)	$ 25.53
Forfeited during 2009	0	$ 0.00
Outstanding at October 31, 2009	479,500	$ 41.22
Granted during fiscal 2010	127,150	$ 40.80
Vested during 2010	(96,838)	$ 36.93
Forfeited during 2010	(16,864)	$ 38.99
Outstanding at October 31, 2010	492,948	$ 41.98
Granted during fiscal 2011	112,025	$ 43.70
Vested during 2011	(35,193)	$ 40.21
Forfeited during 2011	(3,267)	$ 40.10
Outstanding at October 31, 2011	566,513	$ 42.44

As reflected in the schedule above, 162,031 of the restricted stock awards were vested as of October 31, 2011. Of the 162,031 shares vested as of October 31, 2011, 39,735 were withheld by the Company to satisfy the tax withholding obligations of the recipients. The Company had $6.9 million in unrecognized share-based compensation costs as of October 31, 2011 that will be recognized over a weighted average period of 1.9 years.

Also on February 23, 2005 and pursuant to the Plan, the Company's Board of Directors approved Management Share Purchase Plan agreements (the "Purchase Plan") that authorized the issuance of shares of restricted stock to the Company's directors, executive officers and other key employees as designated by the Company's Board of Directors. Pursuant to the Purchase Plan, non-employee directors may elect to receive up to 100 percent of their annual retainer and meeting fees in the form of restricted stock. Other participants may elect to receive up to 15 percent of their salary and up to 75 percent of any bonus earned in the form of restricted stock. The purchase price of the restricted stock is the closing market price of the Company's Common Stock on the date of purchase. The Company makes matching contributions of 25 percent of the restricted shares purchased by participants. Restricted stock issued pursuant to the Purchase Plan vests after three years or immediately upon death, disability, or change in control, as defined. If an employee retires, or a non-employee director retires upon the expiration of his or her board term, the participant's

Purchase Plan shares vest immediately. If a participant's employment or service as a director is terminated for any other reason prior to the three-year vesting period, the participant forfeits the matching contribution and the Company may, at its option, repurchase restricted stock purchased by the participant at the price paid by the participant. Matching contributions are recognized as compensation expense over the vesting period. During fiscal 2011, 2010 and 2009, the participants purchased a total of 21,497, 22,081 and 22,092 shares of restricted stock pursuant to the Purchase Plan, valued at an average $43.97, $46.38 and $38.40 per share, respectively, and the Company issued 5,277, 5,437and 5,454 matching shares, valued at an average $43.97, $46.37 and $38.40 per share, respectively. Compensation expense related to the Company's matching contribution totaled approximately $201,000, $273,000 and $204,000 in fiscal 2011, 2010 and 2009, respectively.

During fiscal 2011, 2010 and 2009 the Company entered into performance share agreements that grant certain officers and key employees the right to receive shares of the Company's common stock, subject to the Company's achievement of certain performance measures. The performance share agreements specify a target number of shares that a participant can receive based upon the Company's average return on equity and average return on sales, as defined, during a two-year performance period beginning November 1 of each performance period. Although the performance share agreements have a two year performance period, they are subject to an additional year holding period before they are paid out. If the Company's average return on equity and average return on sales exceed certain threshold amounts for the performance period, participants will receive 50 percent to 200 percent, depending upon the Company's level of performance. The target number of shares specified in the performance share agreements executed during the quarter ended January 31, 2006 totaled 73,400, during the quarter ended January 31, 2007 totaled 102,000, during the quarter ended January 31, 2008 totaled 67,820, during the quarter ended January 31, 2009 totaled 60,500, during the quarter ended January 31, 2010 totaled 70,000 and during the quarter ended April 30, 2011 totaled 86,725. The Company recorded compensation cost of $1,485,000, $3,190,000 and $578,000 during fiscal 2011, 2010, and 2009 related to the performance share agreements entered into during fiscal 2008 and 2009, respectively. No compensation cost was recorded related to performance share agreements entered into during fiscal 2011 and fiscal 2010, as the minimum performance measures specified in the agreements were not met or management does not believe it is probable the measures will be met.

Under the Company's Stock Option Plan, 2,250,000 shares of Common Stock were reserved for grant to key management personnel. Options outstanding at October 31, 2008 were granted in fiscal 2002, have ten-year terms and vest over four years beginning one year after the date of grant. The Company did not grant any options during fiscal 2011, 2010 or 2009. The Stock Option Plan has been superseded by the Plan described above and no further options may be issued under the Stock Option Plan.

A summary of the Company's stock option activity and related information is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at October 31, 2008	22,064	11.73
Granted	0	0.00
Exercised	(500)	12.37
Forfeited	0	0.00
Outstanding at October 31, 2009	21,564	11.72
Granted	0	0.00
Exercised	(14,063)	11.37
Forfeited	0	0.00
Outstanding at October 31, 2010	7,501	12.37
Granted	0	0.00
Exercised	(1,500)	12.37
Forfeited	0	0
Outstanding at October 31, 2011	6,001	$ 12.37

The exercise price of the options outstanding at October 31, 2011, was $12.37 per share. At October 31, 2011, the weighted average remaining contractual life of the options outstanding was eight months and all of the options were exercisable. The aggregate intrinsic value of the 6,001 stock options outstanding as of October 31, 2011 was $222,837. During the fiscal year ended October 31, 2011, 1,500 options were exercised with an intrinsic value of $55,700.

10. Other Matters

The Company has vehicle and equipment operating leases that expire at various dates through fiscal 2011. Rental expense under these leases totaled $7.7 million, $7.7 million, $8.5 million and for fiscal 2011, 2010 and 2009, respectively. The minimum lease payments of obligations under non-cancelable operating leases at October 31, 2011 were as follows (in millions):

Fiscal Year	Amount
2012	$ 4.2
2013	2.2
2014	1.9
2015	1.7
Thereafter	0.8
	$ 10.8

At October 31, 2011, the Company's estimated contractual obligations for feed grains, feed ingredients, and packaging supplies totaled $353.2 million, with approximately $323.5 due in less than one year and the remainder due in 1 to 3 years.

The Company is involved in various claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation, or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. After a considerable analysis of each case, the Company determines the amount of reserves required, if any. As of October 31, 2011 the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed reasonably estimable and probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of reserves or by accruals of losses to reflect any adverse determinations in these legal proceedings.

11. Quarterly Financial Data (unaudited)

	Fiscal Year 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data) (Unaudited)			
Net sales	$ 427,732	$ 479,342	$ 511,169	$ 559,842
Gross profit(loss)	(31,207)	(6,024)	(67,427)	(11,505)
Net income (loss)	(33,556)	(16,276)	(55,683)	(21,562)
Diluted earnings (loss) per share	$ (1.52)	$ (0.74)	$ (2.51)	$ (0.97)

	Fiscal Year 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data) (unaudited)			
Net sales	$ 420,133	$ 487,101	$ 489,096	$ 529,125
Gross profit	42,079	74,992	79,255	98,570
Net income	15,817	35,087	36,116	47,800
Diluted earnings per share	$ .75	$ 1.62	$ 1.55	$ 2.08

SANDERSON FARMS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
SCHEDULE II

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions Describe(1)	Balance at End of Period
			(In Thousands)		
Year ended October 31, 2011					
Deducted from accounts receivable:					
Allowance for doubtful accounts					
Totals	$ 1,373	$ 0		$ 0	$ 1,373
Year ended October 31, 2010					
Deducted from accounts receivable:					
Allowance for doubtful accounts					
Totals	$ 1,373	$ 83		$ 83	$ 1,373
Year ended October 31, 2009					
Deducted from accounts receivable:					
Allowance for doubtful accounts					
Totals	$ 1,373	$ 367		$ 367	$ 1,373

—

(1) Uncollectible accounts written off, net of recoveries

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2011 an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of October 31, 2011. There have been no changes in the Company's internal control over financial reporting during the fourth quarter ended October 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment we have concluded that, as of October 31, 2011, the Company's internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm, Ernst & Young LLP, has provided an attestation report on the Company's internal control over financial reporting as of October 31, 2011.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited Sanderson Farms, Inc.'s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sanderson Farms, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exits, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sanderson Farms, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2011 of Sanderson Farms, Inc. and subsidiaries and our report dated December 20, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 20, 2011

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning the Directors of the Registrant and the nominees for election as Directors appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

Information concerning the executive officers of the Registrant is set forth in Item 4A of Part I of this Annual Report.

The Registrant also incorporates by reference, as permitted by General Instruction G(3) to Form 10-K, information appearing in its definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b) related to the filing of reports under Section 16 of the Securities Exchange Act of 1934.

The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, whose members are John H. Baker, III (Vice Chairman), Robert C. Khayat, Phil K. Livingston, Dianne Mooney, Gail J. Pittman and Charles W. Ritter, Jr. (Chairman). All members of the audit committee are independent directors under the listing standards of the NASDAQ Stock Market LLC. The Registrant's Board of Directors has determined that Phil K. Livingston is an audit committee financial expert.

The Registrant has adopted a code of ethics that applies to its senior financial personnel, including its chief executive officer, chief financial officer and chief accounting officer. The Registrant will provide a copy of the code of ethics free of charge to any person upon request to:

Sanderson Farms, Inc.
P.O. Box 988
Laurel, Mississippi 39441
Attn.: Chief Financial Officer

Requests can also be made by phone at (601) 649-4030.

Item 11. Executive Compensation.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning remuneration of Directors and executive officers of the Registrant appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning beneficial ownership of the Registrant's Common Stock, which is the only class of the Registrant's voting securities, appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

The following table provides information as of October 31, 2011 with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Registrant are authorized for issuance. The Registrant has no equity compensation plan not approved by security holders. All outstanding options to purchase the Company's common stock were issued under the Registrant's Stock Option Plan approved by shareholders on February 28, 2002. That plan has been superseded by the Registrant's Stock Incentive Plan approved by shareholders on February 17, 2005 and amended on February 17, 2011. No further options or other awards may be granted under the Stock Option Plan. There are 3,500,000 shares of common stock authorized for issuance under the Stock Incentive Plan.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	(b) Weighted-average exercise price of outstanding options, warrants and rights(2)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(3)
Equity compensation plans approved by security holders	177,651	$ 12.37	1,185,073
Equity compensation plans not approved by security holders	0	$ 0.00	0
Total	177,651	$ 12.37	1,185,073

—

(1) This column reflects 6,001 shares subject to outstanding, unexercised options, and 171,651 unearned performance shares outstanding at October 31, 2011 at the maximum level. However, management currently believes that it is not probable that we will achieve the minimum performance criteria for those unearned performance shares, such that none of those performance shares will be earned.

(2) The weighted average exercise price shown relates only to the 6,001 outstanding, unexercised options included in column (a).

(3) This column reflects the 730,911 shares of restricted stock granted to participants under the Stock Incentive Plan, the 194,739 shares of restricted stock purchased by or granted to participants under the MSPP provisions of the Stock Incentive Plan, and the 140,003 performance shares that have been earned under the Stock Incentive Plan, in each case since the inception of the plan and net of forfeitures, but including shares withheld at the election of the participants to satisfy tax obligations.

Item 13. Certain Relationships and Related Transactions and Director Independence.

As permitted by General Instruction G(3) to Form 10-K, information, if any, required to be reported by Item 13 of Form 10-K, with respect to transactions with management and others, certain business relationships, indebtedness of management, and transactions with promoters, is set forth in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information, if any, is incorporated herein by reference to the definitive proxy statement.

Item 14. Principal Accounting Fees and Services.

As permitted by General Instruction G(3) to Form 10-K, information required to be reported by Item 14 of Form 10-K is set forth in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). That information is incorporated by reference into this Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)1. FINANCIAL STATEMENTS:

The following consolidated financial statements of the Registrant are included in Item 8:

Consolidated Balance Sheets — October 31, 2011 and 2010

Consolidated Statements of Operations — Years ended October 31, 2011, 2010 and 2009

Consolidated Statements of Stockholders' Equity — Years ended October 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows — Years ended October 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements — October 31, 2011

(a)2. FINANCIAL STATEMENT SCHEDULES:

The following consolidated financial statement schedules of the Registrant are included in Item 8:

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted as they are not required, are not applicable or the required information is set forth in the Financial Statements or notes thereto.

(a)3. EXHIBITS:

The following exhibits are filed with this Annual Report or are incorporated herein by reference:

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.7	By-Laws of the Registrant, amended and restated as of April 23, 2009. (Incorporated by reference to Exhibit 3 filed with the Registrant's Current Report on Form 8-K on April 28, 2009.)
10.1	Contract dated July 31, 1964 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.2	Contract Amendment dated December 1, 1970 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-1 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.3	Contract Amendment dated June 11, 1985 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-2 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.4	Contract Amendment dated October 7, 1986 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-3 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)

Exhibit Number	Description
10.5+	Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan, as amended and restated effective August 1, 2006. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.6+	First Amendment dated November 1, 2007 to Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2007.)
10.7+	Amendment Number 2 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan dated October 23, 2008. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2008.)
10.8+	Amendment dated January 29, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)
10.9+	Amendment dated July 23, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.10+	Amendment dated July 21, 2010 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2010.)
10.11+	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan. (Incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement filed on January 14, 2005 for its Annual Meeting held February 17, 2005.)
10.12+	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan, as amended and restated on February 17, 2011. (Incorporated by reference to Appendix A to the Registrant's definitive proxy statement filed on January 14, 2011 for its annual meeting held February 17, 2011.)
10.13+	Sanderson Farms, Inc. Bonus Award Program effective November 1, 2010. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed January 31, 2011.)
10.14+	Sanderson Farms, Inc. Supplemental Disability Plan effective September 1, 2008. (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Registrant on October 1, 2008).
10.15+	Form of Restricted Stock Agreement between the Registrant and its officers and employees who are granted restricted stock with a ten-year resting period, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.16+	Form of Share Purchase Agreement between the Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.17+	Form of Share Purchase Agreement between the Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the Quarter ended April 30, 2008.)
10.18+	Form of Restricted Stock Agreement between the Registrant and its officers and employees who are granted restricted stock with a four-year vesting period, as amended (for awards granted before August 2009). (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.19+	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock with a four-year vesting period (for awards granted after August 2009). (Incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2009.)
10.20+	Form of Restricted Stock Agreement between the Registrant and its non-employee directors who are granted restricted stock, as amended. (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.21+	Form of Restricted Stock Agreement between the Registrant and certain management employees for special restricted stock grant on December 21, 2009. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2010.)
10.22+	Form of Amendment Number 1 dated as of December 13, 2010 to Restricted Stock Agreement dated January 29, 2009, Restricted Stock Agreement dated November 1, 2009 and Restricted Stock Agreement dated December 21, 2009. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed December 23, 2010.)
10.23+	Form of Restricted Stock Agreement for restricted stock granted to officers and employees on February 17, 2011 (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed February 22, 2011.)

Exhibit Number	Description
10.24+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2009). (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)
10.25+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2010). (Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2009.)
10.26+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2011). (Incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for year ended October 31, 2010.)
10.27+*	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2012).
10.28+	Employment Agreement dated as of September 15, 2009 between the Registrant and Joe F. Sanderson, Jr. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.29+	Employment Agreement dated as of September 15, 2009 between the Registrant and Lampkin Butts (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.30+	Employment Agreement dated as of September 15, 2009 between the Registrant and D. Michael Cockrell (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.31	Memorandum of Agreement dated June 13, 1989, between Pike County, Mississippi and the Registrant. (Incorporated by reference to Exhibit 10-L filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990.)
10.32	Wastewater Treatment Agreement between the City of Magnolia, Mississippi and the Registrant dated August 19, 1991. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.33	Memorandum of Agreement and Purchase Option between Pike County, Mississippi and the Registrant dated May 1991. (Incorporated by reference to Exhibit 10-N filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.34	Lease Agreement between Pike County, Mississippi and the Registrant dated as of November 1, 1992. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1993.)
10.35	Lease Agreement dated as of December 1, 2004 between Moultrie-Colquitt County Development Authority, as Lessor, and Sanderson Farms, Inc. (Processing Division) as Lessee. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.36	Bond Purchase Loan Agreement between Moultrie-Colquitt County Development Authority, as Issuer, and Sanderson Farms, Inc. (Processing Division), as Purchaser. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.37	Credit Agreement dated May 1, 2008 among Sanderson Farms, Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 2, 2008.)
10.38	Guaranty Agreement dated May 1, 2008 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 2, 2008.)
10.39	First Amendment dated July 25, 2008 to the Credit Agreement dated May 1, 2008 among Sanderson Farms, Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended July 31, 2008.)
10.40	Second Amendment dated December 13, 2010 to Credit Agreement dated May 1, 2008 among Sanderson Farms, Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed December 14, 2010.)
10.41	Credit Agreement dated February 23, 2011 among Sanderson Farms, Inc. and Harris, N.A. as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed February 25, 2011.)
10.42	Guaranty Agreement dated February 23, 2011 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed February 25, 2011.)
10.43	Note Purchase Agreement dated as of April 28, 2006 between Sanderson Farms, Inc. and Northwest Farm Credit Services, PCA. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)

Exhibit Number	Description
10.44	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Foods Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.45	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Production Division). (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.46	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.47	Intercreditor Agreement dated as of April 28, 2006 among The Lincoln National Life Insurance Company, Northwest Farm Credit Services, PCA, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.48	Lease Agreement dated as of July 1, 2006 between Adel Industrial Development Authority as Lessor, and Sanderson Farms, Inc. (Production Division) as Lessee. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.49	Bond Purchase Agreement dated as of July 31, 2006 between Sanderson Farms, Inc. (Production Division) as Purchaser and Adel Industrial Development Authority as Issuer. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
21	List of Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002.)
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer.
31.2*	Certification of Chief Financial Officer.
32.1**	Section 1350 Certification.
32.2**	Section 1350 Certification.

* Filed herewith.
** Furnished herewith.
\+ Management contract or compensatory plan or arrangement.

(b) Agreements Available Upon Request by the Commission.

The Registrant's credit agreement with the banks for which Bank of Montreal acts as agent is filed or incorporated by reference as an exhibit to this report. The Registrant is a party to various other agreements defining the rights of holders of long-term debt of the Registrant, but, of those other agreements, no single agreement authorizes securities in an amount which exceeds 10% of the total assets of the Company. Upon request of the Commission, the Registrant will furnish a copy of any such agreement to the Commission. Accordingly, such agreements are omitted as exhibits as permitted by Item 601(b)(4)(iii) of Regulation S-K.

QUALIFICATION BY REFERENCE

Any statement contained in this Annual Report concerning the contents of any contract or other document filed as an exhibit to this Annual Report or incorporated herein by reference is not necessarily complete, and in each instance reference is made to the copy of the document filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDERSON FARMS, INC.

By: /s/ Joe F. Sanderson, Jr.
Chairman of the Board and Chief Executive Officer

Date: December 20, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the dates indicated.

Signature	Date
/s/ Joe F. Sanderson, Jr. Joe F. Sanderson, Jr., Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	12/20/11
/s/ John H. Baker, III John H. Baker, III, Director	12/20/11
/s/ Fred Banks, Jr. Fred Banks, Jr. Director	12/20/11
/s/ John Bierbusse John Bierbusse, Director	12/20/11
/s/ Lampkin Butts Lampkin Butts, Director, President and Chief Operating Officer	12/20/11
/s/ D. Michael Cockrell D. Michael Cockrell, Director, Treasurer and Chief Financial Officer	12/20/11
/s/ Ms. Toni Cooley Toni Cooley Director	12/20/11
/s/ James A. Grimes James A. Grimes, Secretary and Chief Accounting Officer (Principal Accounting Officer)	12/20/11
/s/ Beverly Wade Hogan Beverly Wade Hogan, Director	12/20/11
/s/ Robert C. Khayat Robert C. Khayat Director	12/20/11

/s/ Phil K. Livingston Phil K. Livingston, Director	12/20/11
/s/ Dianne Mooney Dianne Mooney Director	12/20/11
/s/ Gail Jones Pittman Gail Jones Pittman, Director	12/20/11
/s/ Charles W. Ritter, Jr. Charles W. Ritter, Jr., Director	12/20/11
/s/ Rowan Taylor Rowan Taylor, Director	12/20/11

EXHIBITS:

The following exhibits are filed with this Annual Report or are incorporated herein by reference:

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.7	By-Laws of the Registrant, amended and restated as of April 23, 2009. (Incorporated by reference to Exhibit 3 filed with the Registrant's Current Report on Form 8-K on April 28, 2009.)
10.1	Contract dated July 31, 1964 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.2	Contract Amendment dated December 1, 1970 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-1 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.3	Contract Amendment dated June 11, 1985 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-2 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.4	Contract Amendment dated October 7, 1986 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-3 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.5+	Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan, as amended and restated effective August 1, 2006. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.6+	First Amendment dated November 1, 2007 to Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2007.)
10.7+	Amendment Number 2 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan dated October 23, 2008. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2008.)
10.8+	Amendment dated January 29, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)

Exhibit Number	Description
10.9+	Amendment dated July 23, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.10+	Amendment dated July 21, 2010 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2010.)
10.11+	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan. (Incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement filed on January 14, 2005 for its Annual Meeting held February 17, 2005.)
10.12+	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan, as amended and restated on February 17, 2011. (Incorporated by reference to Appendix A to the Registrant's definitive proxy statement filed on January 14, 2011 for its annual meeting held February 17, 2011.)
10.13+	Sanderson Farms, Inc. Bonus Award Program effective November 1, 2010. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed January 31, 2011.)
10.14+	Sanderson Farms, Inc. Supplemental Disability Plan effective September 1, 2008. (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Registrant on October 1, 2008).
10.15+	Form of Restricted Stock Agreement between the Registrant and its officers and employees who are granted restricted stock with a ten-year resting period, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.16+	Form of Share Purchase Agreement between the Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.17+	Form of Share Purchase Agreement between the Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the Quarter ended April 30, 2008.)
10.18+	Form of Restricted Stock Agreement between the Registrant and its officers and employees who are granted restricted stock with a four-year vesting period, as amended (for awards granted before August 2009). (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.19+	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock with a four-year vesting period (for awards granted after August 2009). (Incorporated by reference to Exhibit 10.21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2009.)
10.20+	Form of Restricted Stock Agreement between the Registrant and its non-employee directors who are granted restricted stock, as amended. (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.21+	Form of Restricted Stock Agreement between the Registrant and certain management employees for special restricted stock grant on December 21, 2009. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2010.)
10.22+	Form of Amendment Number 1 dated as of December 13, 2010 to Restricted Stock Agreement dated January 29, 2009, Restricted Stock Agreement dated November 1, 2009 and Restricted Stock Agreement dated December 21, 2009. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed December 23, 2010.)
10.23+	Form of Restricted Stock Agreement for restricted stock granted to officers and employees on February 17, 2011 (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed February 22, 2011.)
10.24+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2009). (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)

Exhibit Number	Description
10.25+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2010). (Incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2009.)
10.26+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2011). (Incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for year ended October 31, 2010.)
10.27+*	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares (for fiscal 2012).
10.28+	Employment Agreement dated as of September 15, 2009 between the Registrant and Joe F. Sanderson, Jr. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.29+	Employment Agreement dated as of September 15, 2009 between the Registrant and Lampkin Butts (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.30+	Employment Agreement dated as of September 15, 2009 between the Registrant and D. Michael Cockrell (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.31	Memorandum of Agreement dated June 13, 1989, between Pike County, Mississippi and the Registrant. (Incorporated by reference to Exhibit 10-L filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990.)
10.32	Wastewater Treatment Agreement between the City of Magnolia, Mississippi and the Registrant dated August 19, 1991. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.33	Memorandum of Agreement and Purchase Option between Pike County, Mississippi and the Registrant dated May 1991. (Incorporated by reference to Exhibit 10-N filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.34	Lease Agreement between Pike County, Mississippi and the Registrant dated as of November 1, 1992. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1993.)
10.35	Lease Agreement dated as of December 1, 2004 between Moultrie-Colquitt County Development Authority, as Lessor, and Sanderson Farms, Inc. (Processing Division) as Lessee. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.36	Bond Purchase Loan Agreement between Moultrie-Colquitt County Development Authority, as Issuer, and Sanderson Farms, Inc. (Processing Division), as Purchaser. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.37	Credit Agreement dated May 1, 2008 among Sanderson Farms, Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 2, 2008.)
10.38	Guaranty Agreement dated May 1, 2008 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 2, 2008.)
10.39	First Amendment dated July 25, 2008 to the Credit Agreement dated May 1, 2008 among Sanderson Farms, Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended July 31, 2008.)
10.40	Second Amendment dated December 13, 2010 to Credit Agreement dated May 1, 2008 among Sanderson Farms, Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed December 14, 2010.)
10.41	Credit Agreement dated February 23, 2011 among Sanderson Farms, Inc. and Harris, N.A. as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed February 25, 2011.)

Exhibit Number	Description
10.42	Guaranty Agreement dated February 23, 2011 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed February 25, 2011.)
10.43	Note Purchase Agreement dated as of April 28, 2006 between Sanderson Farms, Inc. and Northwest Farm Credit Services, PCA. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.44	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Foods Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.45	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Production Division). (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.46	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.47	Intercreditor Agreement dated as of April 28, 2006 among The Lincoln National Life Insurance Company, Northwest Farm Credit Services, PCA, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.48	Lease Agreement dated as of July 1, 2006 between Adel Industrial Development Authority as Lessor, and Sanderson Farms, Inc. (Production Division) as Lessee. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.49	Bond Purchase Agreement dated as of July 31, 2006 between Sanderson Farms, Inc. (Production Division) as Purchaser and Adel Industrial Development Authority as Issuer. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
21	List of Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002.)
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer.
31.2*	Certification of Chief Financial Officer.
32.1**	Section 1350 Certification.
32.2**	Section 1350 Certification.

—

* Filed herewith.

** Furnished herewith.

\+ Management contract or compensatory plan or arrangement.

Exhibit 10.27

SANDERSON FARMS, INC.

PERFORMANCE SHARE AGREEMENT

This PERFORMANCE SHARE AGREEMENT (this "Agreement"), made and entered into as of the 1st day of November, 2011 (the "Grant Date"), by and between (the "Participant") and Sanderson Farms, Inc. (together with its subsidiaries and affiliates, the "Company"), sets forth the terms and conditions of a Performance Share Award issued pursuant to the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan, as amended and restated on February 17, 2011 (the "Plan") and this Agreement. Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan.

1. Grant and Issuance of Performance Shares; Definition of Restricted Period.

(a) As a reward for past service and in consideration of and as an incentive to the Participant's performance of future services on behalf of the Company, and for no additional consideration, the Company hereby grants to the Participant, as of the Grant Date, the right to receive at the end of the Restricted Period (hereinafter defined) that certain number of shares of the Company's common stock, par value $1.00 per share (the "Performance Shares"), determined in accordance with Section 2 below, subject to the further terms and conditions set forth herein and in the Plan. The right to receive Performance Shares is subject to forfeiture as provided herein and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of by the Participant, other than by will or by the laws of descent and distribution of the state in which the Participant resides on the date of his death. The "Performance Period" means the two fiscal years of the Company commencing November 1, 2011. The "Restricted Period" means the three fiscal years of the Company commencing November 1, 2011.

(b) Except as otherwise provided in this Agreement or the Plan, the right to receive Performance Shares shall vest and no longer be subject to forfeiture or any transfer restrictions hereunder at the end of the Restricted Period, so long as the Participant has remained continuously employed by the Company from the Grant Date through such date.

(c) In the event of (i) the Participant's termination of employment with the Company by reason of death or Disability, (ii) his termination of employment with the Company after his attainment of eligibility for retirement (as determined by the Board from time to time), or (iii) a Change of Control prior to the end of the Restricted Period, the Participant shall be entitled to receive, at the end of the Restricted Period, a pro rata portion of the number of Performance Shares to which he otherwise would have been entitled, determined in accordance with the ratio that the number of months the Participant was employed with the Company during the Performance Period bears to the total number of months in the Performance Period. If the Participant's employment with the Company is terminated for any other reason, voluntarily or involuntarily, prior to the expiration of the Restricted Period, then the right to receive Performance Shares at the end of the Restricted Period shall immediately be forfeited.

(d) If the Board determines in good faith that the Participant has engaged in any Detrimental Activity during the period that the Participant is employed by the Company or during the two-year period following the Participant's voluntary termination of employment or his termination by the Company for Cause, then as of the date of the Board determination the Participant's right to receive Performance Shares shall be forfeited or, if the Performance Shares have already been issued, the Participant shall repay to the Company the fair market value of the Performance Shares as of their issue date.

2. Issuance of Performance Shares.

(a) The Participant's Performance Share Award is a function of his "Target ROE Award" and his "Target ROS Award," calculated as set forth below. The Participant's Target ROE Award is Shares. The Participant's Target ROS Award is Shares.

(b) At the end of the Performance Period, the Board (or its permitted delegate) will calculate the Company's Return on Equity for each of its fiscal years during the Performance Period and divide the sum by that number of years (the "Average ROE"). "Return on Equity" means (i) the Company's net after-tax income for the fiscal year in question, divided by (ii) the average of the shareholders' equity as of the end of the preceding fiscal year and the shareholders' equity as of the end of the fiscal year in question, in each case as shown in the Company's audited financial statements (provided that if there is any change in accounting standards used by the Company after the Grant Date, Return on Equity will be calculated without regard to such change). The Participant's "Threshold ROE" is 9.7 percent; his "Target ROE" is 11.6 percent; and his "Maximum ROE" is 22.3 percent. If, at the end of the Performance Period, the Company's Average ROE is equal to the Threshold ROE, the Participant will be entitled to receive 50 percent of the Target ROE Award; if the Company's Average ROE is equal to the Target ROE, the Participant will be entitled to receive 100 percent of the Target ROE Award; and if the Company's Average ROE is equal to or greater than the Maximum ROE, the Participant will be entitled to receive 200 percent of the Target ROE Award. If the Company's Average ROE is otherwise between the Threshold ROE and the Maximum ROE, the number of Performance Shares that the Participant is entitled to receive will be calculated using a straight-line interpolation. If the Company's Average ROE is less than the Threshold ROE, the Participant will not be entitled to receive any Shares as part of his Target ROE Award. In no event will the Participant be entitled to receive pursuant to this Agreement more than 200 percent of the Target ROE Award.

(c) Likewise, at the end of the Performance Period, the Board (or its permitted delegate) will calculate the Company's Return on Sales for each of its fiscal years during the Performance Period and divide the sum by that number of years (the "Average ROS"). "Return on Sales" means the Company's net after-tax income for the fiscal year in question divided by its net sales for such fiscal year, in each case as shown in the Company's audited financial statements (provided that if there is any change in accounting standards used by the Company after the Grant Date, Return on Sales will be calculated without regard to such change). The Participant's "Threshold ROS" is 3.0 percent; his "Target ROS" is 3.6 percent; and his "Maximum ROS" is 4.9 percent. If, at the end of the Performance Period, the Company's Average ROS is equal to the Threshold ROS, the Participant will be entitled to receive 50 percent of the Target ROS Award; if the Company's Average ROS is equal to the Target ROS, the Participant will be entitled to receive 100 percent of the Target ROS Award; and if the Company's Average ROS is equal to or greater than the Maximum ROS, the Participant will be entitled to receive 200 percent of the Target ROS Award. If the Company's Average ROS is otherwise between the Threshold ROS and the Maximum ROS, the number of Performance Shares that the Participant is entitled to receive will be calculated using a straight-line interpolation. If the Company's Average ROS is less than the Threshold ROS, the Participant will not be entitled to receive any Shares as part of his Target ROS Award. In no event will the Participant be entitled to receive pursuant to this Agreement more than 200 percent of the Target ROS Award.

(d) Within 30 days of the end of the Restricted Period, certificates representing the Performance Shares that the Participant is entitled to receive shall be registered in the Participant's name and be delivered to the Participant (or an appropriate book entry shall be made), subject to Section 6 pertaining to the withholding of taxes and Section 14 pertaining to the Securities Act of 1933, as amended (the "Securities Act"); provided, however, that the Board may cause such legend or legends to be placed on any such certificates as it may deem advisable under Applicable Law. Fractional shares will be issued where necessary. Upon issuance, Performance Shares will be fully vested and transferable, except to the extent that their transfer is restricted by Applicable Law.

(e) If this Performance Share Award is intended to satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), then prior to the issuance of the Performance Shares, the Compensation Committee of the Board shall certify in writing that the performance goals and any other material terms of the Award were in fact satisfied.

3. No Rights as a Stockholder.

Except as otherwise provided in this Agreement or the Plan, until the issuance of Performance Shares to him, the Participant shall have, with respect to the Performance Shares, none of the rights of a stockholder of the Company, including the right to vote the Performance Shares and the right to receive any dividends or other distributions with respect thereto.

4. Adjustments.

If any change in corporate capitalization, such as a stock split, reverse stock split, stock dividend, or any corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off of the Company or sale or other disposition by the Company of all or a portion of its assets, any other change in the Company's corporate structure, or any distribution to stockholders (other than a cash dividend) results in the outstanding Shares, or any securities exchanged therefore or received in their place, being exchanged for a different number or class of shares or other securities of the Company, or for shares of stock or other securities of any other corporation, or new, different or additional shares or other securities of the Company or of any other corporation being received by the holders of outstanding Shares, then the number of Performance Shares to which the Participant is entitled pursuant to this Agreement shall be adjusted in the same manner as other outstanding Shares of the Company.

5. Validity of Share Issuance.

The Performance Shares have been duly authorized by all necessary corporate action of the Company and when issued will be validly issued, fully paid and non-assessable.

6. Taxes and Withholding.

As soon as practicable on or after the date as of which an amount first becomes includible in the gross income of the Participant for federal income tax purposes with respect to this Award of Performance Shares, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, or the Company may deduct or withhold from any cash or property payable to the Participant, an amount equal to all federal, state, local and foreign taxes that are required by Applicable Law to be withheld with respect to such includible amount. Notwithstanding anything to the contrary contained herein, the Participant may, if the Company consents, discharge this withholding obligation by directing the Company to withhold Performance Shares having a Fair Market Value on the date that the withholding obligation is incurred equal to the amount of tax required to be withheld in connection therewith, as determined by the Board.

7. Notices.

Any notice to the Company provided for in this Agreement shall be in writing and shall be addressed to it in care of its Secretary at its principal executive offices, and any notice to the Participant shall be addressed to the Participant at the current address shown on the payroll records of the Company. Any notice shall be deemed to be duly given if and when properly addressed and posted by registered or certified mail, postage prepaid.

8. Legal Construction.

Severability . If any provision of this Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or this Agreement under any law with respect to which the Plan or this Agreement is intended to qualify, or would cause compensation deferred under the Plan to be includible in a Plan participant's gross income pursuant to Section 409A(a)(1) of the Code, as determined by the Board, such provision shall be construed or deemed amended to conform to Applicable Law or, if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Agreement, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

Gender and Number. Where the context admits, words in any gender shall include the other gender, words in the singular shall include the plural and words in the plural shall include the singular.

Governing Law. To the extent not preempted by federal law, this Agreement shall be construed in accordance with and governed by the laws of the State of Mississippi.

9. Incorporation of Plan.

This Agreement and the Performance Share Award made pursuant hereto are subject to, and this Agreement hereby incorporates and makes a part hereof, all terms and conditions of the Plan that are applicable to Agreements and Awards generally and to Performance Share Awards in particular. The Board has the right to interpret, construe and administer the Plan, this Agreement and the Performance Share Award made pursuant hereto. All acts, determinations and decisions of the Board (including its Compensation Committee) made or taken pursuant to grants of authority under the Plan or with respect to any questions arising in connection with the administration and interpretation of the Plan, including the severability of any and all of the provisions thereof and the calculation of the Average ROE, Average ROS and the number of Performance Shares that the Participant is entitled to receive pursuant to this Agreement, shall be in the Board's sole discretion and shall be conclusive, final and binding upon all parties, including the Company, its stockholders, Participants, Eligible Participants and their estates, beneficiaries and successors. The Participant acknowledges that he has received a copy of the Plan.

10. No Implied Rights.

Neither this Agreement nor the issuance of any Performance Shares shall confer on the Participant any right with respect to continuance of employment or other service with the Company. Except as may otherwise be limited by a written agreement between the Company and the Participant, and acknowledged by the Participant, the right of the Company to terminate at will the Participant's employment with it at any time (whether by dismissal, discharge, retirement or otherwise) is specifically reserved by the Company.

11. Integration.

This Agreement and the other documents referred to herein, including the Plan, or delivered pursuant hereto, contain the entire understanding of the parties with respect to their subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein and restrictions imposed by the Securities Act and applicable state securities laws . This Agreement, including the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

12. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together constitute one and the same instrument.

13. Amendments.

The Board may, at any time, without consent of or receiving further consideration from the Participant, amend this Agreement and the Performance Share Award made pursuant hereto in response to, or to comply with changes in, Applicable law. To the extent not inconsistent with the terms of the Plan, the Board may, at any time, amend this Agreement in a manner that is not unfavorable to the Participant without the consent of the Participant. The Board may amend this Agreement and the Performance Share Award made pursuant hereto otherwise with the written consent of the Participant.

14. Securities Act.

(a) The issuance and delivery of the Performance Share Award to the Participant have been registered under the Securities Act by a Registration Statement on Form S-8 that has been filed with the Securities and Exchange Commission ("SEC") and has become effective. The Participant acknowledges receipt from the Company of its Prospectus dated February 17, 2011, relating to the Performance Share Award.

(b) If the Participant is an "affiliate" of the Company, which generally means a director, executive officer or holder of 10% or more of its outstanding shares, at the time certificates representing Performance Shares are delivered to the Participant, such certificates shall bear the following legend, or other similar legend then being generally used by the Company for certificates held by its affiliates:

> "THESE SHARES MUST NOT BE OFFERED FOR SALE, SOLD, ASSIGNED OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH, IN THE OPINION OF COUNSEL FOR THE ISSUER, IS EXEMPT FROM REGISTRATION THROUGH COMPLIANCE WITH RULE 144 OR WITH ANOTHER EXEMPTION FROM REGISTRATION."

The Company shall remove such legend upon request by the Participant if, at the time of such request, the shares are eligible for sale under SEC Rule 144(b)(1), or any provision that has replaced it, in the opinion of the Company's counsel.

15. Arbitration.

Any controversy or claim arising out of or relating to this Performance Share Agreement shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the Participant has executed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above, and the Company has caused this Agreement to be executed in its name and on its behalf, all as of the day and year first written above.

SANDERSON FARMS, INC.

By: ______________________________

Name: Mike Cockrell
Title: CFO and Treasurer

PARTICIPANT

____

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-67474 and Form S-8 No. 333-92412) pertaining to the Sanderson Farms, Inc. and Affiliates Stock Option Plan, the Registration Statements (Form S-8 No. 333-123099 and Form S-8 No. 333-172315) pertaining to the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan and the Registration Statement (Form S-3 No. 333-177162) of our reports dated December 20, 2011 with respect to the consolidated financial statements and schedule of Sanderson Farms, Inc., and the effectiveness of internal control over financial reporting of Sanderson Farms, Inc., included in the Annual Report (Form 10-K) for the year ended October 31, 2011.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 20, 2011

EXHIBIT 31.1

CERTIFICATION

I, Joe F. Sanderson, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Sanderson Farms, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 20, 2011

/s/ Joe F. Sanderson, Jr.
Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, D. Michael Cockrell, certify that:

1. I have reviewed this annual report on Form 10-K of Sanderson Farms, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 20, 2011

/s/ D. Michael Cockrell
Treasurer and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. 1350

In connection with the Annual Report of Sanderson Farms, Inc. (the "Company") on Form 10-K for the year ended October 31, 2011 (the "Report"), I, Joe F. Sanderson, Chairman and Chief Executive Officer of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joe F. Sanderson, Jr.
Joe F. Sanderson, Jr.
Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

December 20, 2011

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. 1350

In connection with the Annual Report of Sanderson Farms, Inc. (the "Company") on Form 10-K for the year ended October 31, 2011 (the "Report"), I, D. Michael Cockrell, Treasurer and Chief Financial Officer of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ D. Michael Cockrell
D. Michael Cockrell
Treasurer and Chief Financial Officer

December 20, 2011

Performance Graph

The following graph presents a comparison of the five-year cumulative total stockholder return among the Company, the NASDAQ Composite Index, and a group of peer companies. The peer group consists of the following companies: Cagles, Inc., Pilgrim's Pride, Inc. and Tyson Foods, Inc. (the "Peer Group Index"). The Company selected the Peer Group Index because the return reflected in the Peer Group Index presents stockholders with a comparison of total stockholder return with other publicly held companies in our industry.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sanderson Farms, Inc., the NASDAQ Composite Index
and a Peer Group
$250
$200
$150
$100
$50
$0
10/06
10/07
10/08
10/09
10/10
10/11
Sanderson Farms, Inc.
NASDAQ Composite
Peer Group
*$100 invested on 10/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

	10/06	10/07	10/08	10/09	10/10	10/11
Sanderson Farms, Inc.	**100.00**	**132.91**	**120.97**	**143.91**	**167.25**	**200.16**
NASDAQ Composite	**100.00**	**122.49**	**72.83**	**88.57**	**109.52**	**117.48**
Peer Group	**100.00**	**110.41**	**61.47**	**89.46**	**112.32**	**130.17**

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DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Joe F. Sanderson, Jr.
Chairman of the Board and Chief Executive Officer, Sanderson Farms, Inc.

John H. Baker, III
Proprietor of John H. Baker Interests

Fred Banks, Jr.
Partner, Phelps Dunbar LLP

John Bierbusse
Retired Manager of Research Administration, A.G. Edwards, Inc.

Lampkin Butts
President and Chief Operating Officer, Sanderson Farms, Inc.

Mike Cockrell
Treasurer and Chief Financial Officer, Sanderson Farms, Inc.

Toni D. Cooley
President of Systems Electro Coating, LLC

Beverly Wade Hogan
President of Tougaloo College

Robert C. Khayat
Retired Chancellor of the University of Mississippi

Phil K. Livingston
Retired Chairman and Chief Executive Officer, Deposit Guaranty National Bank of Louisiana

Dianne Mooney
Retired Senior Vice President, Southern Living at Home

Gail Jones Pittman
President, Gail Pittman, Inc.

Charles W. Ritter, Jr.
Retired President and Director, the Attala Company

Rowan H. Taylor
Retired Chairman, Mississippi Valley Title Insurance Company

EXECUTIVE OFFICERS

Joe F. Sanderson, Jr.
Chairman and Chief Executive Officer

Lampkin Butts
President and Chief Operating Officer

Mike Cockrell
Treasurer and Chief Financial Officer

James A. Grimes
Secretary and Chief Accounting Officer

CORPORATE INFORMATION

Corporate Offices
Sanderson Farms, Inc.
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
(601) 649-4030
www.sandersonfarms.com

Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
800-756-3353
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm
Ernst & Young LLP
Suite 3900
701 Poydras Street
New Orleans, Louisiana 70139
(504) 581-4200

Form 10-K
The Annual Report on Form 10-K, including the financial statements and schedules thereto, for the year ended October 31, 2011, as well as other information about Sanderson Farms, may be obtained without charge by writing to Mr. Mike Cockrell, Treasurer and Chief Financial Officer, at the Company's corporate offices, or by visiting the Company's web site at www.sandersonfarms.com.


Sanderson
Farms

Sanderson Farms, Inc.
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
(601) 649-4030
www.sandersonfarms.com